Oxiana
LIMITED

2 February 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Oxiana Limited: File No. 082-34931

Enclosed are copies of announcements released on the Australian Stock Exchange from 1 January 2007 – 31 January 2007, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully

Nathan Hughes-Johnson
Assistant Company Secretary

Enc

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Agincourt Resources Limited
ACN/ARSN	ACN 088 174 565

1. Details of substantial holder (1)

Name	Oxiana Limited
ACN/ARSN (if applicable)	ACN 005 482 824

The holder became a substantial holder on 28 / 01 / 2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ordinary	43,060,000	43,060,000	19.9%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Oxiana Limited	Power to control voting and disposal and holder of an option pursuant to an Option and Pre-Bid Acceptance Deed dated 28 Jan 2007 a copy of which accompanies this notice in Annexure A	43,060,000 ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Oxiana Limited	Newmont Capital Pty Ltd	unknown	43,060,000 ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Oxiana Limited	28 January 2007	$10		43,060,000 ordinary shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Oxiana Limited	Level 9, 31 Queen Street, Melbourne, Victoria, 3000

Signature

print name David Forsyth capacity Company Secretary

sign here [signature] date 30 / 01 / 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

ANNEXURE A

OXIANA LIMITED

ACN 005 482 824

This is Annexure "A" of 22 pages referred to in the Form 603 (Notice of Initial Substantial Holder).

Option and Pre-Bid Acceptance Deed with Newmont Capital Pty Ltd

Print Name: David Forsyth

Capacity: Company Secretary

Sign here: ______________________

Date: 30/1/07

Option and Pre-Bid Acceptance Deed

Oxiana Limited

Newmont Capital Pty Ltd

Option Deed

This deed is made on 28 JANUARY 2007

INTRODUCTION

The Parties who are bound by this deed are:

Oxiana:	Oxiana Limited ACN 005 482 824 Level 9 31 Queen Street Melbourne VIC 3000
Newmont:	Newmont Capital Pty Ltd ACN 002 090 851 100 Hutt Street Adelaide SA 5000

Recitals

A. Newmont is the registered holder and the beneficial owner of 43,060,000 ordinary shares in Agincourt.

B. Oxiana intends to make the Offer and Newmont intends to participate in the Offer.

C. Newmont has agreed to grant to Oxiana an option to acquire from Newmont the Option Shares on the terms and conditions of this deed or to otherwise deal with the Option Shares in the manner set out in this deed.

Table of Contents

Operative Provisions

1. Definitions and interpretation

1.1 Definitions

In this deed unless the context otherwise requires:

'Acceptance Date' means a date 5 Business Days after Newmont receives a supplementary bidder's statement relating to the revised offer contemplated by clause 3(b).

'Agincourt' means Agincourt Resources Limited ACN 008 174 565.

'Agincourt Option Offer' means an offer or offers by Oxiana to acquire the existing options to acquire Agincourt shares held by directors and management of Agincourt, made at the same time as the Offer.

'Alternative Proposal' means a takeover bid (as defined in the Corporations Act) in relation to Agincourt or a definitive proposal by or made to Agincourt or a Related Entity of Agincourt for a scheme of arrangement, capital reconstruction, sale of its main undertaking (including sale of its shareholding in Nova) or other similar transaction for or in relation to Agincourt, its share capital or its assets.

'Applicable Rate' on a date means the mid point of the buy and sell retail market exchange rates for the relevant foreign currency as published in the Australia Financial Review for that date.

'ASX' means ASX Limited (ABN 98 008 624 691).

'Business Day' means with reference to a place, a day which is not a Saturday, Sunday or official public holiday in that place.

'CHESS' has the meaning given to it in the SCH Business Rules.

'CHESS Sub-Register' has the meaning given to it in the SCH Business Rules.

'Corporations Act' means the *Corporations Act 2001* (Cth).

'Encumbrance' means a mortgage, charge, pledge, lien, hypothecation or third party interest of any kind whatever, or an agreement to create any of them or to allow any of them to exist.

'End Date' means the date on which the Option lapses or is terminated under clause 2.3.

'Escrow Restriction' means the restriction on Newmont's disposal of the Option Shares pursuant to the agreement between Newmont and Agincourt dated 11 July 2006, as amended.

'Exercise Notice' means a notice given by Oxiana to Newmont under clause 2.1(c) substantively in the form of schedule 1.

'Exercise Consideration' means 0.65 of an Oxiana Share in respect of each

Option Share.

'Further Call Option' means the call option granted by Newmont under clause 3.

'Further Call Option Consideration' means the consideration offered by Oxiana as a result of the increase, referred to in clause 3(b), of the Offer.

'Higher Alternative Proposal' means an Alternative Proposal that offers Value that is at least 5% higher than the consideration payable under the Offer.

'HIN' has the meaning given to it in the SCH Business Rules.

'Issuer Sponsored Statement' has the meaning given to it in the SCH Business Rules.

'Issuer Sponsored Sub-Register' has the meaning given to it in the SCH Business Rules.

'Offer' means an off-market takeover bid pursuant to which Oxiana offers to acquire all of the ordinary shares in Agincourt pursuant to Chapter 6 of the Corporations Act (and includes such an Offer as varied in accordance with the Corporations Act).

'Offer Terms' means the terms of the Offer, including the consideration payable, set out in Schedule 2.

'Option Period' has the meaning given to it in clause 2.2.

'Option Shares' means 43,060,000 ordinary shares in Agincourt held by Newmont.

'Oxiana Shares' means fully paid ordinary shares in Oxiana.

'Purchase Consideration' means the number of Oxiana Shares equal to the Exercise Consideration multiplied by the number of Option Shares, rounded to the nearest whole number where a fraction.

'Related Entity' has the meaning given to it in the Corporations Act.

'Relevant Date' means the date of first announcement of the relevant Higher Alternative Proposal or of an increase in the Offer which at least matches the Value of a Higher Alternative Proposal (as the case requires).

'SCH' means the securities clearing house for "CHESS Approved Securities" or any clearing house or other entity which is substituted for it.

'SCH Business Rules' means the business rules of SCH.

'Settlement Date' means the date which is 5 Business Days after Newmont receives an Exercise Notice from Oxiana.

'Sponsoring Participant' has the meaning given to it in the SCH Business Rules.

'SRN' has the meaning given to it in the SCH Business Rules.

'Value' means in relation to any consideration at any time;

(a) if the consideration is a cash sum in dollars, that dollar value;

(b) if the consideration is a cash sum in a foreign currency, the dollar amount, derived by converting that foreign currency sum to dollars at the Applicable Rate on the Relevant Date;

(c) if the consideration is a security traded on the ASX or other recognised stock exchange, the volume weighted average price for that security for the 5 full trading days before the Relevant Date and if quoted in a currency other than dollars, converted to dollars at the Applicable Rate on the Relevant Date provided that if the securities offered or to be offered received carry different accrued rights to those traded on the ASX (or other recognised stock exchange) on those trading days, as adjusted to take account of those different accrued rights; and

(d) in any other case, the value in dollars:

   (i) as agreed by the parties; or

   (ii) in the absence of agreement, as determined by an independent expert (acting as expert and not an arbitrator and on behalf of both parties whose decision will be, in the absence of manifest error, final and binding on both parties) the identity of which is agreed by the parties (or in the absence of agreement, such person as nominated by the National President of the Institute of Chartered Accountants).

1.2 Interpretation

In this deed unless the context otherwise requires:

(a) masculine gender will include the feminine gender;

(b) the singular includes the plural and conversely;

(c) the headings will not affect the interpretation or construction of this deed;

(d) a reference to a person, corporation, partnership, trust, unincorporated association or other entity includes any of the foregoing;

(e) a reference to an agreement or document (including this deed) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this deed or any other agreement or document;

(f) reference to any statute, regulation, proclamation, ordinance or by-law will mean that statute, regulation, proclamation, ordinance or by-law as amended, modified or replaced from time to time and a reference to a statute includes all orders, ordinances, regulations, rules and by-laws issued under that statute;

(g) reference to a party or parties includes a reference to its successors and permitted assigns; and

(h) reference to '$' or "dollars' is a reference to Australian dollars unless otherwise expressly provided;

(i) 'including' means 'including (without limitation)';

(j) this deed must not be construed adversely against a party just because that party prepared it;

(k) other parts of speech and grammatical forms of a word or phrase defined in this deed have a corresponding meaning;

(l) a reference to any thing (including, but not limited to, any right) includes a part of that thing but nothing in this subclause (l) implies that performance of part of any obligation constitutes performance of the obligation;

(m) reference to a month or months is a reference to a calendar month.

(n) a reference to a clause, party or schedule is a reference to a clause of and a party or schedule to, this deed and a reference to this deed includes any schedule; and

(o) reference to an agreement or deed other than this deed includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing.

1.3 Business Days

If the day on or by which a person must do something under this deed is not a Business Day the person must do it on or by the next Business Day

2. Option

2.1 Option

(a) In return for Oxiana paying to Newmont $10.00, (receipt of which is acknowledged by Newmont), Newmont irrevocably grants to Oxiana the right to require Newmont to sell to Oxiana (or to its nominee as Oxiana may direct) the Option Shares for the Purchase Consideration (the **Option**).

(b) The Option confers on Oxiana the right, but not the obligation, to give Newmont the Exercise Notice.

(c) The Option may only be exercised:

(i) during the Option Period;

(ii) in respect of all of the Option Shares; and

(iii) by Oxiana giving to Newmont an Exercise Notice.

2.2 Option Period

The Option Period is the period commencing on the fifth day after the date the Offer is made and ending on the End Date or any earlier date on which the Option

lapses in accordance with this deed.

2.3 Lapse of Option

(a) At the end of the Option Period, the Option lapses.

(b) If prior to the exercise of the Option under 2.1(c), a Higher Alternative Proposal is announced, Newmont may by notice in writing to Oxiana terminate the Option, not later than 10 Business Days after the date of the announcement of the Higher Alternative Proposal.

(c) If the Offer is not publicly announced by Oxiana within 5 Business Days after the date of this deed, the Option lapses.

(d) If, prior to the exercise of the Option under clause 2.1(c):

(i) there is any dividend or other distribution or entitlement declared, paid or made by Oxiana (other than the end of year final dividend intended to be paid by Oxiana for the 2006 financial year); or

(ii) Oxiana alters its share capital in any way or announces its intention to do so (other than the issue and exercise of options or shares to directors, management and staff pursuant to existing option and share plans or performance rights, the exercise of any options on issue at the date of this deed, the issue of shares under Oxiana's dividend reinvestment plan and any issue of shares pursuant to the Offer or the Agincourt Option Offer),

the Option lapses.

(e) The Option lapses if, before the Settlement Date, Newmont accepts the Offer for all of the Option Shares in accordance with clause 2.9.

(f) If the Option has not previously lapsed or been exercised the Option lapses at 5pm Melbourne time on the date which is 180 days after the date of this deed.

2.4 Effect on lapsing

Upon lapsing, the Option is of no further force and effect and (without prejudice to any accrued rights or obligations of either party) there will be no continuing rights or obligations of either party except as provided in clause 3.

2.5 Sale free from any Encumbrance

(a) Upon Oxiana giving an Exercise Notice, in accordance with the terms of this deed, Newmont must sell to Oxiana (or its nominee as Oxiana may direct) all the Option Shares free from any Encumbrance or restriction on transfer and Oxiana must buy the Option Shares from Newmont for the Purchase Consideration.

(b) Newmont and Oxiana acknowledge that Agincourt has provided a written waiver of the Escrow Restriction.

2.6 Dividends and benefits

If the Option is exercised:

(a) Oxiana will be entitled to all dividends and other distributions and entitlements declared, paid or made by Agincourt or which arise or accrue after the date of the Offer in respect of the Option Shares which Oxiana acquires pursuant to this deed.

(b) If for any reason whatsoever Oxiana does not receive any such dividends or other distributions or entitlements in accordance with clause 2.6(a), Oxiana will be entitled to reduce the amount of consideration to which Newmont would otherwise be entitled to at the Settlement Date by the Value of the dividends or other distributions or entitlements.

2.7 Settlement

Settlement of the sale and purchase of the Option Shares must take place on the Settlement Date. On that date:

(a) Newmont must:

  (i) give Oxiana all relevant CHESS details for the Option Shares to be delivered by Newmont including:

    A. if the shares are on an Issuer Sponsored Sub-Register, a copy of Newmont's Issuer Sponsored Statement showing the holding of those shares and its SRN; or

    B. if the Option Shares are on a CHESS Sub-Register, Newmont's HIN and Newmont's written instructions to its Sponsoring Participant to deliver those shares to Oxiana or its nominee; and

  (ii) procure performance of all that is required under the SCH Business Rules to enable those shares to be acquired by Oxiana;

(b) Oxiana must:

  (i) issue and allot to Newmont the Purchase Consideration, free from any Encumbrance or restriction on transfer;

  (ii) enter the name of Newmont on the Oxiana register of members; and

  (iii) give to Newmont an uncertificated holding statement in the name of Newmont in respect of the Purchase Consideration.

Each of the obligations in this clause 2.7 is interdependent.

2.8 Oxiana Shares

(a) All Oxiana Shares issued to Newmont pursuant to this deed will rank equally in all respects with other Oxiana Shares on issue on the Settlement Date.

(b) Oxiana will immediately upon the issue of the Purchase Consideration apply for the Oxiana Shares comprising the Purchase Consideration to be granted quotation on the ASX and will ensure that any conditions imposed by ASX are satisfied or complied with and that those Oxiana Shares will be CHESS approved within the meaning of the ASX Listing Rules.

(c) Newmont will accept the Oxiana Shares issued by way of Purchase Consideration subject to the constitution of Oxiana and agrees to be bound thereby.

(d) Oxiana must procure that all the Oxiana Shares comprising the Purchase Consideration will upon their issue be immediately able to be freely offered for sale and sold, without the need for disclosure to investors under, and for the purposes of, Part 6D.2 of the Corporations Act.

2.9 Acceptance of Offer

(a) Subject to clause 2.9(b), Newmont may, prior to the Settlement Date, accept the Offer for all of the Option Shares, in which case, Newmont hereby irrevocably undertakes to waive and not exercise any rights it may have under section 650E of the Corporations Act in respect of the Option Shares other than a right which is in existence on, or comes into existence after, the date which is 180 days from the date of this deed.

(b) Newmont shall be released from its obligation under clause 2.9(a) not to exercise withdrawal rights under Section 650E and the waiver referred to in clause 2.9(a) shall cease to operate if Oxiana does not, within the 10 Business Days referred to in clause 3(b) increase the Offer to a Value which at least matches the Value of the Higher Alternative Proposal.

3. Further Call Option

In the event that:

(a) Newmont terminates the Option under clause 2.3(b); and

(b) Oxiana within 10 Business Days of the date of announcement of a Higher Alternative Proposal increases the Offer to a Value which at least matches the Value of the Higher Alternative Proposal,

Newmont hereby irrevocably grants to Oxiana a call option to acquire the Option Shares for the Further Call Option Consideration and otherwise on the terms of this deed mutatis mutandis.

4. Failure to match Value of Higher Alternative Proposal

If a Higher Alternative Proposal is made by a third party and Oxiana does not match its Value within the 10 Business Days referred to in clause 3(b), Oxiana must not declare the Offer to be unconditional or extend the Offer Period, with the intent that all Agincourt Shareholders who have accepted the Offer will (by operation of Section 650G of the Corporations Act) be free to accept the Higher Alternative Proposal at the earliest possible time.

5. Restriction on dealing in Option Shares

Newmont undertakes that it will not, on and from the date of this deed up to and including the End Date or if Newmont terminates the Option under clause 2.3(b), up to and including the expiry of the period of 10 Business Days referred to in clause 3(b) without Oxiana increasing the Offer in accordance with that clause, sell, assign, transfer, encumber or otherwise dispose of any of the Option Shares or agree to do so (including through creation of a security interest or the acceptance of any other takeover offer made in respect of the Option Shares) other than as permitted by this deed or the Offer.

6. Rights in relation to Option Shares

(a) With effect from the date of the Offer, Newmont grants Oxiana an irrevocable proxy in respect of the Option Shares to do all or any of the following things and exercise the following rights that Newmont could do or exercise in relation to the Option Shares:

(i) exercise all voting rights in relation to the Option Shares at any meeting of Agincourt Shareholders or to pass any resolution of the Agincourt Shareholders;

(ii) appoint a proxy or proxies to attend and vote in the manner directed by Oxiana in relation to the Option Shares at any meeting of Agincourt Shareholders or to pass any resolution of Agincourt Shareholders; and

(iii) consent to the convening of general meetings of Agincourt by notice shorter than that otherwise required; and

(b) Newmont acknowledges and agrees:

(i) that in exercising the powers conferred on Oxiana under paragraph 6(a) above, Oxiana and each of its directors and nominees is entitled to act in the interests of Oxiana; and

(ii) to do all such acts, matters and things that Oxiana may require to give effect to this clause 6 (including the execution of a written form of proxy which complies in all respects with the constitution of Agincourt or the execution of a written form appointing a person nominated by Oxiana as Newmont's representative pursuant to section 250D of the Corporations Act) if requested by Oxiana.

(c) Newmont undertakes to Oxiana that it will:

(i) not itself attend or vote at meetings of members of

Agincourt in respect of the Option Shares nor take any action which would invalidate any appointment pursuant to this clause 6; and

(ii) forward any notices of meeting of Agincourt members received by Newmont on or after the date of the Offer to Oxiana within a reasonable time of receipt of such notices.

7. Representations and warranties

7.1 Representations and warranties

Each party represents and warrants that:

(a) this deed constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors' rights generally), subject to any necessary stamping or registration; and

(b) neither its execution of this deed nor the carrying out by it of the transactions that it contemplates, does or will:

(i) contravene any law to which it or any of its property is subject or any order of any government agency that is binding on it or any of its property;

(ii) contravene any authorisation, consent, declaration, exemption, notarisation or waiver, however it is described;

(iii) contravene any undertaking or instrument binding on it or any of its property;

(iv) contravene its constitution; or

(v) require it to make any payment or delivery in respect of any financial accommodation or financial instrument before it would otherwise be obliged to do so.

7.2 Warranty by Newmont

Newmont represents and warrants to Oxiana that:

(a) Newmont is legally and beneficially entitled to the Option Shares; and

(b) The Option Shares are not subject to any Encumbrance.

7.3 Warranty by Oxiana

Oxiana warrants and represents to Newmont that, except for its intention to make the Offer and the Quarterly Report for the final quarter of 2006 due to be released prior to the end of January 2007, there is no information concerning Oxiana, its business, affairs, prospects, or operations which would be material to be known by a purchaser of Oxiana Shares for value, which has not been fairly and accurately disclosed by Oxiana either publicly or in writing to Newmont before the date of this deed. Oxiana further warrants and represents that its Quarterly Report for the

final quarter of 2006 will not give information which, taken as a whole, is materially prejudicial to Newmont as an acquirer of Oxiana Shares. This clause has no application in the event that Newmont accepts the Offer in respect of the Option Shares.

7.4 Repetition of representations and warranties

The representations and warranties in clauses 7.1, 7.2 and 7.3 are taken to be repeated on the Settlement Date.

7.5 Reliance on representations and warranties

Each party acknowledges that the other party has executed this deed and agreed to take part in the transactions that it contemplates in reliance on the representations and warranties that are made or repeated in this clause.

8. General

8.1 Stamp Duty

Oxiana will pay the stamp duty (if any) in respect of the execution, delivery and performance of:

(a) this deed; and

(b) any agreement or document entered into or signed under this deed.

8.2 Costs and expenses

Each party must pay its own costs and expenses in relation to the negotiation, preparation, execution and delivery of this deed.

8.3 Notices

(a) Any notice or other communication including but not limited to any request, demand, consent or approval, to or by a party:

(i) Must be in legible writing and in English addressed as shown below:

A. If to Oxiana:

Address: Level 9, 31 Queen Street, Melbourne, Vic 3000
Attention: Group Counsel
Facsimile: (03) 8623 2222; and

B. If to Newmont:

Address: 100 Hutt Street, Adelaide, South Australia 5000
Attention: The Company Secretary
Facsimile:
or as specified to the sender by any party by notice;

(ii) in writing, signed:

A. if it is an Exercise Notice, by an officer (as defined in section 9 of the Corporations Act) or under common seal or as provided in section 127(1) and 127(2) of the Corporations Act; and

B. for any other notice, by or on behalf of the person giving it;

(iii) is to be regarded as having been given by the sender and received by the addressee:

A. if by delivery in person, when delivered to the addressee;

B. if by post, 3 Business Days from and including the date of postage; or

C. if by facsimile transmission, when received in its entirety in legible form by the addressee,

but if the delivery or receipt is on a day which is not a Business Day or is after 6.00pm (addressee's time) it is regarded as having been received at 9.00am on the following Business Day;

(iv) can be relied upon by the addressee and the addressee is not liable to any other person for any consequences of that reliance if the addressee believes it to be genuine, correct and authorised by the sender.

8.4 Governing law and jurisdiction

This deed is governed by the laws of Victoria. The parties irrevocably submit to the non-exclusive jurisdiction of the courts of Victoria.

8.5 Waiver

(a) A right arising out of this deed or any part of this deed is only waived by notice in writing signed by the party waiving the right.

(b) A party does not waive a right arising out of this deed by a failure to, or delay in exercise of the right, nor by only exercising part of the right.

(c) A party may not rely on the other party's failure, late exercise or partial exercise of a right, as constituting a waiver of the right.

(d) A party may not rely on the other party's conduct as a defence to that other party's exercise of any right.

8.6 Variation

A variation of this deed must be in writing and signed by the parties.

8.7 Assignment and substitution

Neither party may assign or novate this deed or any right, benefit or obligation under this deed or otherwise permit a third party to be substituted for it under this deed without the prior written consent of the other party (which consent may be withheld in the absolute discretion of that other party).

8.8 Further assurances

Each party must do anything (including execute any document), and must ensure that its employees and agents do anything (including execute any document), that the other party may reasonably require to give full effect to this deed.

8.9 Counterparts

This deed may be executed in any number of counterparts. All counterparts, taken together, constitute one instrument. A party may execute this deed by signing any counterpart.

8.10 Confidentiality

(a) Subject to clause 8.10(b), the parties must maintain absolute confidentiality in respect of the existence and terms of this deed.

(b) No disclosure of the existence or terms of this deed is permitted without the prior written consent of the other party, unless the disclosure is required by law or by the ASX or any other stock exchange on which shares in a party or a Related Entity of a party are quoted or is made, on a confidential basis, to the party's Related Entities or its, or a Related Entities, officers, auditors or professional advisers who require knowledge of this deed in the performance of their duties.

8.11 Operation of this deed

(a) This deed contains the entire agreement between the parties about its subject matter. Any previous understanding, agreement, representation or warranty relating to that subject matter is replaced by this deed and has no further effect.

(b) Any provision of this deed which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this deed enforceable, unless this would materially change the intended effect of this deed.

Executed as a deed

Signed sealed and delivered by Oxiana Limited in the presence of:	))))
.... Signature of Director	.... Signature of Director/Secretary
.... Office held	.... Office held
.... Name of Director (block letters)	.... Name of Director/Secretary (block letters)

Signed sealed and delivered by Newmont Capital Pty Ltd in the presence of:

NEWMONT CAPITAL PTY. LTD. A.C.N. 002 991 COMMON SEAL

Signature of Director	Signature of Director/~~Secretary~~
DIRECTOR Office held	DIRECTOR Office held
PETER H HOLDEN Name of Director (block letters)	PAULINE FAY CARR Name of Director/Secretary (block letters)

Executed as a deed

Signed sealed and delivered by Oxiana Limited in the presence of:))))

....
Signature of Director

MANAGING DIRECTOR
Office held

OWEN HEGARTY
Name of Director (block letters)

....
Signature of Director/Secretary

SECRETARY
Office held

DAVID FORSYTH
Name of Director/Secretary (block letters)

Signed sealed and delivered by Newmont Capital Pty Ltd in the presence of:))))

....
Signature of Director

....
Office held

....
Name of Director (block letters)

....
Signature of Director/Secretary

....
Office held

....
Name of Director/Secretary (block letters)

Schedule 1

Exercise Notice – Option Shares

To: Newmont

By this notice Oxiana exercises the Option conferred by clause 2.1 of the deed entitled Option Deed (the "**Deed**") dated *[date]* and requires you to sell all your Option Shares for the relevant Purchase Consideration and otherwise in accordance with this Deed.

In this Exercise Notice, words defined in the Deed have the same meanings.

DATED *[date]*

Signed for an on behalf of

Oxiana Limited by:

....

Officer

Name: [printed]

Schedule 2

Offer Terms

1. Terms

0.65 Oxiana Shares for each Agincourt Share.

2. Conditions

The offer under the Offer will be subject to conditions substantially as set out below:

2.1 **(Minimum acceptance)**: that during, or at the end of, the Offer Period:

(a) Oxiana and its associates have relevant interests in at least 90% (by number) of the Agincourt Shares; and

(b) Oxiana and its associates acquire at least 75% (by number) of the Agincourt Shares that Oxiana offers to acquire under the Offer (whether under the Offer or otherwise); and

(c) Oxiana becomes entitled to compulsorily acquire all Agincourt Shares and Agincourt Options in accordance with Chapter 6A of the Corporations Act.

2.2 **(No regulatory action)**: that, between the Announcement Date and the end of the Offer Period:

(a) no preliminary or final decision, order or direction is made or issued by any Regulatory Authority;

(b) no action, proceeding or investigation is announced, commenced or threatened by any Regulatory Authority; and

(c) no application is made to any Regulatory Authority (other than by Oxiana or an associate of Oxiana),

which is likely to or purports or threatens to restrain, prohibit, impede or otherwise materially adversely affect the making of the Offer, the acquisition of the Agincourt Shares by Oxiana, the rights of Oxiana in respect of Agincourt and the Agincourt Shares or the continued operation of the businesses of Oxiana, Agincourt or their subsidiaries (other than any action or decision by or application to ASIC or the Takeovers Panel in exercise of the powers or discretions conferred by the Corporations Act). For the purposes of this condition, a **"Regulatory Authority"** means any court or governmental, semi-governmental, administrative, statutory, judicial, quasi-judicial or other regulatory body, authority or agency (including ASIC, ASX and any other securities exchange or private entity which exercises regulatory functions), whether in Australia or elsewhere.

2.3 **(No material adverse change)**: that, between the Announcement Date and the end of the Offer Period:

(a) no act, fact, matter, event or circumstance occurs, is announced, becomes public or otherwise becomes known to Oxiana, which has,

will or is reasonably likely to result in a material adverse change in or in relation to Agincourt, a subsidiary of Agincourt or the assets, liabilities, structure, operation, business, financial or trading position or performance, profitability or prospects of Agincourt or its subsidiaries, other than any act, fact, matter, event or circumstance known to Oxiana or fairly disclosed in writing by Agincourt to Oxiana prior to Announcement Date;

(b) Oxiana does not become aware that any document filed by or on behalf of Agincourt with any Regulatory Authority prior to the Announcement Date contains a material inaccuracy or is misleading (whether by omission or otherwise) in a material respect; and

(c) without limiting paragraph (a), no person exercises or purports to exercise, or states an intention to exercise, any rights under any provision of any agreement or other instrument to which Agincourt or any subsidiary of Agincourt is a party, or by or to which Agincourt or any subsidiary of Agincourt or any of its assets may be bound or subject, which has or will or is reasonably likely to have a material adverse effect on Agincourt, a subsidiary of Agincourt or the assets, liabilities, structure, operation, business, financial or trading position or performance, profitability or prospects of Agincourt or its subsidiaries, including as a result of:

(d) any monies borrowed by Agincourt or any subsidiary of Agincourt being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or instrument;

(e) any such agreement or other instrument being terminated or modified or any action being taken or arising there under;

(f) the interest of Agincourt or any subsidiary of Agincourt in any firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated, modified or required to be transferred or redeemed; or

(g) the business of Agincourt or any subsidiary of Agincourt with any other person being adversely affected,

as a result (directly or indirectly) of the acquisition or proposed acquisition of Agincourt Shares by Oxiana.

2.4 **(No disposal of Nova Energy Limited)**: that, between the Announcement Date and the end of the Offer Period, Agincourt does not dispose of, assign, transfer, encumber, grant any option over or in respect of, declare itself trustee of or otherwise deal with, dispose of or enter into any agreement, arrangement or understanding in respect of the shares held by Agincourt as at the Announcement Date in Nova Energy Limited ACN 111 599 154.

2.5 **(No material transactions)**: that, except in accordance with any public announcement by Agincourt before the Announcement Date, none of Agincourt nor any of its subsidiaries does any of the following between the Announcement Date and the end of the Offer Period:

(a) other than in the ordinary course of its or their business, purchases or otherwise acquires, sells or otherwise disposes of, or offers or agrees to purchase, acquire, sell or dispose of, any property or assets (or any right, title or interest therein) the total consideration for which, or value of which, exceeds or would exceed $500,000 in aggregate;

(b) other than in the ordinary course of its or their business, enters into, or offers or agrees to enter into, any other agreement, arrangement, joint venture, partnership or other commitment of any kind which would require expenditure, or the foregoing of revenue, of an amount which exceeds or would exceed $500,000 in aggregate;

(c) declares or pays any dividends (other than in the ordinary course) or other distributions of profits or capital to any Agincourt shareholder;

(d) amends its constitution or the terms of issue of any shares, options or other convertible securities; or

(e) resolves or announces an intention to do any of the things referred to in paragraphs (a) to (d) above.

2.6 **(No Prescribed Occurrences)**: that, between the Announcement Date and the end of the Offer Period, none of the events listed in sections 652C(1)(a) to (h) of the Corporations Act inclusive and 652C(2)(a) to (e) of the Corporations Act inclusive occur (other than the issue of Agincourt Shares pursuant to the exercise or conversion of options or other securities which had been issued and notified to ASX prior to the Announcement Date).

2.7 **(Stock and financial markets)**: that, between the Announcement Date and the end of the Offer Period:

(a) the S&P/ASX Index 200 does not fall below 4875 for a period of 3 or more consecutive ASX Business Days; or

(b) the price of gold (as determined by the London pm fix) does not fall below US$550 for a period of 3 consecutive business days.

MINOTAUR EXPLORATION LTD

247 Greenhill Road, Dulwich 5065, South Australia
Tel: +61 8 8366 6000 Fax: +61 8 8366 6001
Website www.minotaurexploration.com.au
Email admin@minotaurexploration.com.au
A.C.N. 108 483 601

MINOTAUR

19 January 2007

ASX release

Exploration Update

Minotaur Exploration Ltd (Minotaur) is pleased to advise the following:

Drilling Commences at Broken Hill *(Joint Venture with JOGMEC)*

Minotaur's 2007 drilling program has commenced near Broken Hill with a number of zinc-lead-silver exploration targets to be tested over the next two months. The Border Project funded by JOGMEC, the Japan Oil, Gas and Metals National Corporation, has identified seven geophysical targets to be tested to between 150 and 450 metres depth.

Results of Drilling – Bulgunnia *(Joint Venture with Dominion Mining, Resolute Resources and BHP Billiton)*

Results of drilling at the No17 Bore target (2 RC holes for 466 metres) on Bulgunnia EL3045, located 40 kilometres north east of Tarcoola, South Australia, indicate further alteration and mineralisation, with drillhole TA06R020 returning 44 metres @ 0.21% copper and 0.53% zinc from 16 metres downhole. This drillhole intercepted the margin of a one kilometre long magnetic body and will be followed up by additional drilling as soon as a suitable drill rig is available. Exploration at Bulgunnia is funded by Oxiana Ltd under the Minotaur-Oxiana alliance.

Results of Drilling – Naraku *(Joint Venture with BHP Billiton)*

Drilling of 3 angled RC – Diamond drill holes totalling 827 metres at the Cormorant Prospect on EPM 8608, approximately 40 kilometres north of Cloncurry, Queensland, intersected further widespread alteration overprinted by strong sulphide veining in each hole. In particular, drillhole MN07 recorded 56 metres of 0.10% copper and 0.03 g/t gold from 186 metres downhole. Planning is underway for additional geophysical surveys and follow-up drilling. Exploration at Naraku is funded by Oxiana Ltd under the Minotaur-Oxiana alliance.

Booubyjan Joint Venture

Minotaur has exercised its right to continue its Joint Venture with ActivEx Limited in relation to copper-gold exploration at the Booubyjan Project in southeast Queensland. A $500,000 exploration budget has been agreed for 2007 with emphasis on further electrical geophysical work and deeper drilling of the alteration systems.



Naraku
Booubyjan
Bulgunnia
Broken Hill

Location of Projects

For further information contact Derek Carter (Managing Director) or Tony Belperio (Chief Geologist) at Minotaur Exploration on 08 8366-6000.

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Dr A. P. Belperio, who is a full-time employee of the Company and a Fellow of the Australasian Institute of Mining and Metallurgy. Dr A. P. Belperio has a minimum of 5 years experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Dr A. P. Belperio consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Oxiana LIMITED

16th January 2007

AUSTRALIAN STOCK EXCHANGE AND MEDIA RELEASE

POTENTIAL FOR HIGH VALUE RESOURCE ADDITIONS AT OXIANA'S PROMINENT HILL PROJECT AND GOLDEN GROVE OPERATION

Further to Oxiana's announcement on the 28th December 2006, regarding significant exploration results received at the Prominent Hill copper-gold project in South Australia and the Golden Grove base and precious metals operation in Western Australia, additional results have now been received and evaluated.

Prominent Hill

The recent drilling results from Prominent Hill clearly demonstrate that the copper-gold system extends at least twice as far as previously outlined, with high tenor copper and gold mineralisation intersected up to 500 metres beneath the planned open pit. The first two holes are drilled approximately 350 metres apart and the mineralisation is completely open at depth and along strike of these new intercepts.

Better results include:

HOLE D276	28m @ 2.1% copper and 0.6g/t gold (from 992m to 1020m)
	17m @ 1.8% copper and 0.6g/t gold (from 1027m to 1044m)
	135m @ 1.5% copper and 1.0g/t gold (from 1386m to 1521m)

This mineralisation occurs mainly as a chalcocite-bornite mineral assemblage.

HOLE D277 62 metres @ 1.4% copper and 0.8g/t gold (from 1059m to 1121m)

Mineralisation in this hole occurs mainly as a bornite–chalcopyrite assemblage.

Wide intervals of gold only mineralisation also occur both within and peripheral to the copper – gold system and appear to be improving at depth.

These results are illustrated in Figures 1, 2 and 3 and demonstrate the high potential to significantly expand the size of the Prominent Hill resource. Full results are appended in Table 1.

Preliminary studies into the potential and possible timing for underground mining have commenced. Several bulk mining methods will be investigated. A major drill program utilising four high capacity rigs will continue throughout the first half of 2007 to further evaluate the Prominent Hill system and establish a new resource estimate for the deposit.

The Prominent Hill pre-strip is now at 20m and remains on schedule for the commencement of mining of ore in early 2008, with first commercial production of concentrates in the third quarter of 2008.

Level 9, 31 Queen Street
Melbourne, Victoria 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824 ASX OXR

Golden Grove

Following the high grade copper intersection beneath Xantho (at Gossan Hill) reported in October, Oxiana reported a wide intersection of visual zinc and copper mineralisation 400 metres beneath the Scuddles deposits (see Figure 4) in December. Assay results for that hole have now been received and confirm the high grade copper and zinc mineralisation:

Results included:

HOLE SC098D1	45.7m @ 2.4% copper (from 1629.0m to 1674.7m down hole) *Including* 30.9m @ 3.54% copper (from 1639.1m to 1670.0m down hole)
	6.5m @ 26.6% zinc (from 1674.7m to 1681.2m down hole)

The Scuddles mine is to re-open early in the second quarter of 2007 to recover additional high grade copper and zinc ore remaining after previous mining. This new intersection highlights the potential for further additions to mine life and annual capacity. Development options for these potential resource additions will be assessed.

Both this and the Xantho discovery continue to demonstrate that Golden Grove is a world-class VHMS system with excellent potential for significant resource and reserve growth.

Oxiana has increased its Golden Grove exploration budget allocation for 2007 to some A$15M and drilling will continue throughout the year to determine the resource potential associated with these recent intercepts.

The results reported here for Prominent Hill and Golden Grove indicate both will be highly value adding, cornerstone operations of the Company for the long term.

Owen L Hegarty
Managing Director

Within this statement references to Resources and exploration results have been approved for release by Mr A. Manini BSc(Hons), FAusIMM who is a Competent Person as defined by the JORC Code (2004). He has consented to the inclusion of the material in the form and context in which it appears.

Figure 1. Prominent Hill Deposit - Long section schematic showing reported intersections.
Figure 2 Prominent Hill cross-section. Resource expansion drilling – section 5450E Looking West
Figure 3 Prominent Hill cross-section. Resource expansion drilling – section 5800E Looking West
Figure 4 Long section of Golden Grove orebodies showing reported intersections

Table 1

Prominent Hill								
Hole	Easting	Northing	Azimuth (deg)	Dip (deg)	Depth from (m)	Mineralised interval (m)	Cu grade (%)	Au grade (g/t)
D276*	555450	6711680	000	-58	793	20	-	1.0
					818	36	-	1.0
					900	32	-	1.0
					957	11	-	1.5
					968	12	0.81	0.61
					980	7	-	1.9
					992	**28**	**2.1**	**0.56**
					1027	**17**	**1.8**	**0.62**
					1044	93	-	0.67
					1181	32	-	1.2
					1386	**135**	**1.5**	**1.0**
					1521	11	-	3.1
D277*	555800	6711650	000	-52	756	21	0.63	0.58
					787	42	-	2.2
					853	19	-	0.75
					1059	**62**	**1.4**	**0.75**
					1124	7	-	1.8
					1242	11	-	1.6
					1302	46	-	1.0
					1372	42	0.58	0.10

Golden Grove									
Hole	Easting	Northing	Azimuth (deg)	Dip (deg)	Depth from (m)	Mineralised interval (m)	Cu grade (%)	Au grade (g/t)	Zn grade (%)
SC098D1**	**6070**	**22730**	**124**	**-81**	**1629**	**45.7**	**2.4**	**0.24**	**-**
					1674.7	**6.5**	**-**	**0.66**	**26.6**

*True mineralised widths are approximately 0.6 times down hole interval. Sampling and assaying protocols for Prominent Hill are included in the Prominent Hill Resource Statement for 30 June 2006. Refer Oxiana website. **Sampling and assaying protocols for Golden Grove are included in the December 31 2005 Reserves and Resources Statement Explanatory Notes (ASX release 20/03/06).

Oxiana LIMITED

Figure 1. Prominent Hill – Long section schematic



West
East
10 year pit outline
1200mRL
800mRL
400mRL
0mRL
Cover
20 m @ 0.75 % Cu
204 m @ 0.24 % Cu, 0.11 g/t Au ('Western Rise' haematite breccia)
16 m @ 2.4 g/t Au
19 m @ 1.9 g/t Au
16 m @ 1.4 % Cu
Untested Gold Potential
47 m @ 5.4% Cu, 0.29 g/t Au
9 m @ 9.6 g/t Au
Chalcopyrite
'Eastern Gold Zone'
60 m @ 1.23 g/t Au
47 m @ 1.2 g/t Au
37 m @ 3.2 % Cu, 1.0 g/t Au
Base of current resource
19 m @ 0.75 g/t Au
24 m @ 2.2 % Cu, 0.9 g/t Au
26 m @ 3.9 g/t Au
20 m @ 1.0 g/t Au
36 m @ 1.0 g/t Au
32 m @ 1.0 g/t Au
11 m @ 1.5 g/t Au
12 m @ 0.81 % Cu, 0.61 g/t Au
7 m @ 1.9 g/t Au
28 m @ 2.1 % Cu, 0.56 g/t Au
17 m @ 1.8 % Cu, 0.62 g/t Au
93 m @ 0.7 g/t Au
32 m @ 1.2 g/t Au
62 m @ 1.4 % Cu, 0.75 g/t au
7 m @ 1.8 g/t Au
11 m @ 1.6 g/t Au
46 m @ 1.0 g/t Au
42 m @ 0.58 % Cu
135 m @ 1.5 % Cu, 1.0 g/t Au
11 m @ 3.1 g/t Au
LEGEND
New drilling results:
135 m @ 1.5 % Cu, 1.0 g/t Au
Previous drilling results:
47 m @ 5.4% Cu, 0.29 g/t Au
0
400
metres
4000mE
4400mE
4800mE
5200mE
5600mE
6000mE
6400mE

Oxiana LIMITED

Figure 2. Prominent Hill Resource Expansion Drilling – Section 5450E Looking West



S
N
RL (m)
1600mN
1800mN
2000mN
2200mN
2400mN
2600mN
PH06D276
PH05R141
PH04R104
PH05R143
PH05D168
PH05D176
PH05R170
PH05D174
10 yr Pit outline
10 yr Pit outline at 5600E
10200
10000
9800
9600
9400
9200
9000
20m@0.98
36m@1.0
32m@1.0
11m@1.5
12m@0.81, 0.61
7m@1.9
28m@2.1,0.56
17m@1.8,0.62
93m@0.67
32m@1.2
135m@1.5, 1.0
11m@3.1
PHSZ
Dolomite
Oxidised Bulldog Shale
Fresh Bulldog Shale
Cadna-owie Sandstone
Diamictite
Gawler Range Volcanics
Shale
Dolomite
Skarn / granitoid
Sedimentary haematite crackle breccia
Hangingwall Fault Zone
BD1. Haematite breccia
Prominent Hill Shear Zone, Haematite breccia
Dolerite dyke
11m@3.1 Au intercepts in ppm
135m @ 1.5, 1.0 Cu-Au intercepts in %,g/t

Oxiana LIMITED

Figure 3. Prominent Hill Resource Expansion Drilling – Section 5800E Looking West


S
N
1600mN
1800mN
2000mN
2200mN
2400mN
2600mN
RL (m)
10yr PIT OUTLINE
9200
9000
21m@0.63,0.58
42m@2.2
19m@0.75
62m@1.4,0.75
7m@1.8
11m@1.6
46m@1.0
42m@0.58
PHSZ
Oxidised Bulldog Shale
Fresh Bulldog Shale
Cadna-owie Sandstone
Diamictite
Gawler Range Volcanics
Shale
Dolomite
Skarn / granitoid
Sedimentary haematite crackle breccia
Hangingwall Fault Zone
BD1. Haematite breccia
BG2. Haematite breccia
Haematite - Quartz Breccia
Prominent Hill Shear Zone, Haematite breccia
Dolerite dyke
42m@ 2.2
Au intercepts in ppm
62m@1.4, 0.75
Cu-Au intercepts in %,g/t

Oxiana LIMITED

Figure 4. Long section of Golden Grove Orebodies



Gossan Hill
Scuddles
10000 mRL
9000 mRL
8000 mRL
Gambewarra
Xantho
Hougoumont
2m/34%Zn
3m/19%Zn
4.5m/12.8%Zn
3m/13%Zn
HOLE RHDD083 D1
HOLE RHDD083
51m/6.1%Cu, 1.8%Zn, 1.1g/tAu, 52g/tAg
Incl 23.25m/9.8%Cu, 3.9%Zn, 1.8g/tAu, 81g/tAg
4m/19.5%Zn
HOLE SCO98D1
45.7m/2.4%Cu
6.5m/26.6%Zn
500m
Dacite Intrusion
Oxide Gold
Zinc in GG6
Oxide Copper
Copper in GG6
Copper in GG4
Zinc in Hanging Wall
Massive Pyrite
New drill holes reported in this announcement
Previous drilling

Oxiana
LIMITED

29 January 2007

AUSTRALIAN STOCK EXCHANGE AND MEDIA RELEASE

OXIANA MAKES RECOMMENDED OFFER FOR AGINCOURT RESOURCES

Oxiana Limited (ASX:OXR) (**Oxiana**) today announced a scrip offer (**the Offer**) for all the issued shares in Agincourt Resources Limited, (ASX:AGC) (**Agincourt**) valuing Agincourt at A$415 million [1].

The Board of Agincourt has **unanimously resolved to recommend** that Agincourt shareholders accept the Offer in the absence of a superior proposal and has indicated that the directors intend to accept the Offer in respect of all shares and options they control. The Offer is also supported by Agincourt's major shareholder, Newmont Mining Corporation, which has signed an option and pre-bid acceptance deed in respect of its 19.9% holding in Agincourt. A summary of the deed with Newmont is attached as Appendix A.

Oxiana's Managing Director, Mr Owen Hegarty, said:

"The acquisition of Agincourt continues the Oxiana strategy of owning, developing and operating quality resource assets in the Asian/Australian region.

Agincourt's Martabe Gold Project in North Sumatra, Indonesia, will significantly enhance Oxiana's gold portfolio, increasing the company's gold resource base to about 16 million ounces (including silver equivalents). Martabe will add an advanced and significant project in Indonesia to Oxiana's recent exploration JV with Kalimantan Gold. It is Oxiana's intention to maintain the focused approach to timely development of the Martabe project, subject to the results of the ongoing Feasibility Study.

*Agincourt also has the controlling stake in Nova Energy Limited (ASX:NEL) (**Nova**), which holds the advanced Lake Way / Centipede uranium project in Western Australia. Nova represents another uranium opportunity for Oxiana which started with our investment in Toro Energy.*

The Wiluna Gold operation in Western Australia also provides us with extra gold production and the opportunity to explore for more gold and for nickel resources in a prospective region. The infrastructure at Wiluna may also have future value in a development of the Nova "Lake Way" uranium project. Oxiana will carefully assess its strategy for Wiluna following completion of the Agincourt acquisition.

Overall the Agincourt package is another significant development step for Oxiana."

OFFER TERMS

- Oxiana is offering 0.65 Oxiana shares for every 1 Agincourt share.
- The Implied Offer Price[1] represents a premium to Agincourt's closing share price and volume weighted average price (VWAP)[2] of:

Closing trading price on 25 January 2007	34%
- 5-day VWAP	35%
- 30-day VWAP	38%
- 90-day VWAP	53%

- The recommended Offer is subject to a 90% minimum acceptance condition and other standard conditions as set out in Appendix B.

Notes:

(1) Equivalent to $1.924 per ordinary Agincourt share (**Implied Offer Price**) based on Oxiana's closing trading price as at 25 January 2007 of $2.96.

(2) Based on Agincourt's closing trading price of $1.44 and VWAPs as at 25 January 2007.

Level 9, 31 Queen Street
Melbourne, Victoria 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824 ASX OXR

Key benefits for Agincourt shareholders are:

- A substantial premium to the Agincourt share price;
- Improved share liquidity via ownership of Oxiana shares;
- A share in a company with a strong balance sheet and the financial capability with which to develop Martabe and pursue other opportunities;
- Exposure to Oxiana's diversified portfolio of quality assets;
- Access to an experienced management team with a strong operating and development track record, particularly in Asia; and
- Continued interest in the Agincourt assets.

Commenting on the Offer, Agincourt's Managing Director Peter Bowler said:

"This offer confirms the Agincourt Board's view on the value of the company. The combination of Agincourt's development projects with Oxiana's team and financial capacity is excellent. We will be working closely with Oxiana to ensure that this Offer and our recommendation are put to Agincourt shareholders as soon as possible".

Transaction Implementation

Oxiana and Agincourt have entered into a Transaction Implementation Agreement under which the parties agree to certain undertakings and arrangements to facilitate the making of the Offer. This includes the provision by Oxiana to Agincourt of a A$10 million interest bearing working capital facility. Key terms of the Transaction Implementation Agreement are summarized in Appendix C.

Offer to Option Holders

A separate offer will be made to all Agincourt option-holders with consideration as follows:

Agincourt options	Oxiana shares offered
$1.15 (expiring 30 June 2010)	0.35 Oxiana shares per Agincourt option
$1.30 (expiring 30 June 2009)	0.28 Oxiana shares per Agincourt option
$1.36 (expiring 31 August 2009)	0.26 Oxiana shares per Agincourt option

Offer Process

Further information regarding the Offer will be provided in the Bidder's Statement. It is anticipated the Bidder's Statement will be delivered to Agincourt by the end of February 2007, and dispatched to Agincourt's shareholders, together with the Target's Statement, by mid- March. Under this schedule, Oxiana would target completion of the Offer by mid-April.

Oxiana's financial adviser in relation to the Offer is Gryphon Partners and legal advice is being provided by Clayton Utz.

Owen L Hegarty
Managing Director

Background Information – Oxiana

Oxiana owns and operates the Sepon gold and copper mines in Laos, the Golden Grove base and precious metals operation in Western Australia and is currently constructing the Prominent Hill copper-gold mine in South Australia. Oxiana is also actively exploring in Laos, Thailand, China, Cambodia, Indonesia and Australia, with a strategy to expand its resource base in Australia, Asia and the Pacific.

Based in Melbourne, Australia, Oxiana is listed on ASX (Code: OXR) where it is included in the S&P ASX 100 Index. Oxiana also has a Level 1 American Depositary Receipt in the United States of America.

Oxiana has more than 4,000 employees and contractors in operations and offices in Laos and Australia.

The 30 June 2006 half year profit was $263.2 million with the full year results due about 21 February 2007. Oxiana's market capitalisation was A$ 4.1 billion as at 25 January 2007.

Oxiana's strategy has been to grow, through exploration and the development of high quality base and precious metal assets and the operation of these assets to the highest standards. Oxiana aims to create a positive legacy wherever it operates.

Background Information – Agincourt

Agincourt Resources Limited is an Australian domestic gold producer with an international outlook. The Company's Wiluna Gold Mine in Western Australia is currently producing approximately 110,000 oz p.a.

In September 2006, Agincourt acquired the advanced Martabe Gold and Silver Project in Sumatra, Indonesia from Newmont Mining Corporation. Martabe is a world class project with a resource containing 5.8 million ounces of gold and 60 million ounces of silver, with potential for further resource expansions.

The Company also has a 57 per cent interest in Nova Energy an ASX-listed uranium developer and explorer with assets in Western Australia, South Australia and the Northern Territory, Namibia and Guinea, West Africa. Nova's Lake Way/Centipede undeveloped uranium project in Australia has a resource of 9,000 tonnes of uranium.

Investor enquiries: Richard Hedstrom

Media enquiries: Natalie Worley

+61 3 8623 2200

Appendix A

Summary of
Option and Pre-Bid Acceptance Deed with Newmont

The following is a summary only of the key terms of the Option and Pre-Bid Acceptance Deed between Oxiana and Newmont in respect of Newmont's 19.9% shareholding in Agincourt.

Option

Oxiana has a call option to acquire all of Newmont's shareholding in Agincourt in consideration for Oxiana shares equivalent in value to 0.65 of an Oxiana share in respect of each Agincourt share held by Newmont (**Option**).

The option is exercisable until:

- Newmont accepts the Offer;
- the Option is terminated by Newmont in the event an alternative offer that is at least 5% higher than the Offer (**Higher Alternative Offer**) is announced; or
- 180 days after the date of the deed.

Further Call Option

If a Higher Alternative Offer is made by a third party, Newmont may terminate the Option within 10 business days. If Newmont terminates the Option in these circumstances and Oxiana matches the Higher Alternative Offer within 10 business days of the announcement of the Higher Alternative Offer, Newmont has granted Oxiana a call option to acquire all of Newmont's shareholding for the consideration offered by Oxiana in matching the Higher Alternative Offer.

Restriction on Dealing

Newmont has undertaken not to deal with the Option shares during the term of the deed except where Oxiana fails to match a Higher Alternative Offer within the 10 business day period referred to above.

Level 9, 31 Queen Street
Melbourne, Victoria 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824 ASX OXR

Appendix B

Offer Terms

1. **Terms**

0.65 Oxiana Shares for each Agincourt Share.

2. **Conditions**

The offer under the Offer will be subject to conditions substantially as set out below:

2.1 **(Minimum acceptance)**: that during, or at the end of, the Offer Period:

(a) Oxiana and its associates have relevant interests in at least 90% (by number) of the Agincourt Shares; and

(b) Oxiana and its associates acquire at least 75% (by number) of the Agincourt Shares that Oxiana offers to acquire under the Offer (whether under the Offer or otherwise); and

(c) Oxiana becomes entitled to compulsorily acquire all Agincourt Shares and Agincourt Options in accordance with Chapter 6A of the Corporations Act.

2.2 **(No regulatory action)**: that, between the Announcement Date and the end of the Offer Period:

(a) no preliminary or final decision, order or direction is made or issued by any Regulatory Authority;

(b) no action, proceeding or investigation is announced, commenced or threatened by any Regulatory Authority; and

(c) no application is made to any Regulatory Authority (other than by Oxiana or an associate of Oxiana),

which is likely to or purports or threatens to restrain, prohibit, impede or otherwise materially adversely affect the making of the Offer, the acquisition of the Agincourt Shares by Oxiana, the rights of Oxiana in respect of Agincourt and the Agincourt Shares or the continued operation of the businesses of Oxiana, Agincourt or their subsidiaries (other than any action or decision by or application to ASIC or the Takeovers Panel in exercise of the powers or discretions conferred by the Corporations Act). For the purposes of this condition, a **"Regulatory Authority"** means any court or governmental, semi-governmental, administrative, statutory, judicial, quasi-judicial or other regulatory body, authority or agency (including ASIC, ASX and any other securities exchange or private entity which exercises regulatory functions), whether in Australia or elsewhere.

2.3 **(No material adverse change)**: that, between the Announcement Date and the end of the Offer Period:

(a) no act, fact, matter, event or circumstance occurs, is announced, becomes public or otherwise becomes known to Oxiana, which has, will or is reasonably likely to result in a material adverse change in or in relation to Agincourt, a subsidiary of Agincourt or the assets, liabilities, structure, operation, business, financial or trading position or performance, profitability or prospects of Agincourt or its subsidiaries, other than any act, fact, matter, event or circumstance known to Oxiana or fairly disclosed in writing by Agincourt to Oxiana prior to Announcement Date;

(b) Oxiana does not become aware that any document filed by or on behalf of Agincourt with any Regulatory Authority prior to the Announcement Date contains a material inaccuracy or is misleading (whether by omission or otherwise) in a material respect; and

(c) without limiting paragraph (a), no person exercises or purports to exercise, or states an intention to exercise, any rights under any provision of any agreement or other instrument to which Agincourt or any subsidiary of Agincourt is a party, or by or to which Agincourt or any subsidiary of Agincourt or any of its assets may be bound or subject, which has or will or is reasonably likely to have a material adverse effect on Agincourt, a

Level 9, 31 Queen Street
Melbourne, Victoria 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824 ASX OXR

subsidiary of Agincourt or the assets, liabilities, structure, operation, business, financial or trading position or performance, profitability or prospects of Agincourt or its subsidiaries, including as a result of:

(i) any monies borrowed by Agincourt or any subsidiary of Agincourt being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or instrument;

(ii) any such agreement or other instrument being terminated or modified or any action being taken or arising there under;

(iii) the interest of Agincourt or any subsidiary of Agincourt in any firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated, modified or required to be transferred or redeemed; or

(iv) the business of Agincourt or any subsidiary of Agincourt with any other person being adversely affected,

as a result (directly or indirectly) of the acquisition or proposed acquisition of Agincourt Shares by Oxiana.

2.4 **(No disposal of Nova Energy Limited)**: that, between the Announcement Date and the end of the Offer Period, Agincourt does not dispose of, assign, transfer, encumber, grant any option over or in respect of, declare itself trustee of or otherwise deal with, dispose of or enter into any agreement, arrangement or understanding in respect of the shares held by Agincourt as at the Announcement Date in Nova Energy Limited ACN 111 599 154.

2.5 **(No material transactions)**: that, except in accordance with any public announcement by Agincourt before the Announcement Date, none of Agincourt nor any of its subsidiaries does any of the following between the Announcement Date and the end of the Offer Period:

(a) other than in the ordinary course of its or their business, purchases or otherwise acquires, sells or otherwise disposes of, or offers or agrees to purchase, acquire, sell or dispose of, any property or assets (or any right, title or interest therein) the total consideration for which, or value of which, exceeds or would exceed $500,000 in aggregate;

(b) other than in the ordinary course of its or their business, enters into, or offers or agrees to enter into, any other agreement, arrangement, joint venture, partnership or other commitment of any kind which would require expenditure, or the foregoing of revenue, of an amount which exceeds or would exceed $500,000 in aggregate;

(c) declares or pays any dividends (other than in the ordinary course) or other distributions of profits or capital to any Agincourt shareholder;

(d) amends its constitution or the terms of issue of any shares, options or other convertible securities; or

(e) resolves or announces an intention to do any of the things referred to in paragraphs (a) to (d) above.

Level 9, 31 Queen Street
Melbourne, Victoria 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824 ASX OXR

2.6 **(No Prescribed Occurrences)**: that, between the Announcement Date and the end of the Offer Period, none of the events listed in sections 652C(1)(a) to (h) of the Corporations Act inclusive and 652C(2)(a) to (e) of the Corporations Act inclusive occur (other than the issue of Agincourt Shares pursuant to the exercise or conversion of options or other securities which had been issued and notified to ASX prior to the Announcement Date).

2.7 **(Stock and financial markets)**: that, between the Announcement Date and the end of the Offer Period:

(a) the S&P/ASX Index 200 does not fall below 4875 for a period of 3 or more consecutive ASX Business Days; or

(b) the price of gold (as determined by the London pm fix) does not fall below US$550 for a period of 3 consecutive business days.

Level 9, 31 Queen Street
Melbourne, Victoria 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824 ASX OXR

Appendix C

Summary of Transaction Implementation Agreement

The following is a summary only of the key terms of the Transaction Implementation Agreement between Oxiana and Agincourt under which the parties agree to co-operate in relation to the necessary actions to facilitate the making of the Offer.

Conduct of Agincourt Business

Agincourt agrees to conduct its business in the ordinary course until the end of the Offer Period (including not entering into any related party transactions or material transactions) and to consult in good faith with Oxiana in relation to material matters regarding the conduct of the Agincourt business. In addition, Agincourt agrees to not deal in any way with the shares held by Agincourt in Nova Energy Limited.

Representations and Warranties

Mutual representations and warranties are given in relation to authorisation, capacity, no breach of continuous disclosure obligations and the accuracy of information exchanged between the parties.

Exclusivity

(a) During the period from the date of the Transaction Implementation Agreement until the termination of the Transaction Implementation Agreement, Agincourt must:

- **No-shop** - ensure that neither it nor any of its representatives take any actions with a view to obtaining any expression of interest or proposal from any person in relation to a competing transaction;
- **No-due diligence** - not permit due diligence investigations on it or any of its subsidiaries, or make available to any other person any information relating to it or any of its subsidiaries or any competing transaction;
- **No-talk conditions** - ensure that neither it nor any of its representatives negotiates or enters into any negotiations or discussions with any person regarding a competing transaction;
- **No termination** - ensure that neither it nor any of its representatives enters into any agreement requiring Agincourt to terminate the Transaction.

(b) **Fiduciary duties exception** - Despite the restrictions in (a) above, Agincourt shall be entitled to respond to an unsolicited superior proposal where failing to respond would constitute a breach of directors' fiduciary or statutory obligations, having received written advice from external legal advisers to that effect and Agincourt gives Oxiana prior written notice of the competing transaction.

Termination Rights

Either party may terminate the Transaction Implementation Agreement if:

- a majority of Agincourt Directors withdraw their recommendation of the Offer for any reason or Agincourt enters into any agreement or arrangement to support, pursue or effect a competing transaction;
- the other party remains in material breach of the Transaction Implementation Agreement for at least 7 business days after notice has been given by the party not in breach;
- the proposed transaction is permanently restrained or prohibited by a court or government or regulatory agency; or

Level 9, 31 Queen Street T: +61 3 8623 2200 E: admin@oxiana.com.au
Melbourne, Victoria 3000 F: +61 3 8623 2222 ABN: 40 005 482 824 ASX OXR

- the Offer closes without becoming unconditional or Oxiana withdraws the Offer for any reason.

Reimbursement of Costs

(a) Agincourt agrees to pay Oxiana $4,000,000 for reimbursement of costs (including opportunity costs) if:

- subject to (b) below, a majority of Agincourt Directors withdraw their recommendation of the Offer for any reason; or
- Agincourt enters into any agreement or arrangement to support, pursue or effect a competing transaction.

(b) Agincourt agrees to pay Oxiana $2,000,000 for reimbursement of costs (including opportunity costs) if a majority of Agincourt Directors withdraw their support or recommendation of the Offer due to a superior competing transaction which subsequently lapses.

Loan Agreement

Subject to Agincourt's compliance with its obligation to consult with Oxiana regarding the conduct of the business, Oxiana shall lend to Agincourt $10 million to be used by Agincourt to fund its working capital requirements on agreed commercial terms. Oxiana shall be entitled to elect to convert the loan into shares in Agincourt at the volume weighted average price of Agincourt shares over the 5 days preceding the date of such election. The loan will be repayable in full within 90 days of the date of the Offer lapsing or immediately in the event of completion or success of a competing transaction.

Oxiana LIMITED

Quarterly Report

for the three months ending 31 December 2006

Highlights

	Dec Qrt	12 Months
Gold produced at Sepon	40,907oz	173,524oz
Gold produced at Golden Grove	15,549oz	50,198oz
Silver produced at Sepon	61,222oz	203,547oz
Silver produced at Golden Grove	1,031,142oz	3,064,287oz
Average received gold price	US$608/oz	US$598/oz
Copper produced at Sepon	15,862t	60,803t
Copper produced at Golden Grove	1,319t	10,811t
Average LME Cash Copper Price	US$3.21/lb	US$3.05/lb
Zinc produced at Golden Grove	46,605t	138,817t
Average LME Cash Zinc Price	US$1.91/lb	US$1.49/lb

- **Group operations achieve production targets.**
- **Extensive new mineralisation discovered at both Prominent Hill and Golden Grove.**
- **Sepon named "Mining Operation of the Year."**
- **Oxiana bids for Agincourt Resources Ltd**

Sepon Copper

- First full year of copper cathode production at Sepon completed, with production of 60,803t as planned.
- Feasibility studies for the Sepon copper expansion advanced well with some early commitments made.
- Exploration at the Dankoy prospect intersects high grade copper including **19.9m at 10.4% copper.**

Sepon Gold

- Gold production targets for the year met, with 173,524oz produced.
- Pressure oxidation of flotation concentrates chosen as the preferred primary gold process route.
- Good oxide gold results continue to be received from the Houay Yeng prospect including 22m at 6.3g/t Au.

Golden Grove

- Annual production targets reached.
- Record achievements in development, mining and milling for 2006.
- New mineralisation discovered with the potential to extend mine life and increase volumes.

Prominent Hill

- Project remains on schedule.
- Prominent Hill pre-strip down to 20m and site construction underway.
- Discovery of high tenor mineralisation with the potential to significantly extend the orebody.

Corporate

- Oxiana has today made a takeover bid for Agincourt Resources Ltd. The bid has been recommended by the Agincourt Board.
- Agincourt is the owner of the Martabe gold project in Indonesia, the Wiluna gold operation in Western Australia and 57% of Nova Energy Limited.

Owen L. Hegarty
Owen L. Hegarty
Managing Director
29th January 2007



Din Daeng
5 Km
Houay Payee
Discovery Colluvial
Discovery Main
Houay Bang
Discovery West
Discovery East
Dankoy
Thengkham North
Houay Hai
Khanong
Phu Xo
Ban Mai
Pha Ding
Songkham
Gold and Copper Plants
Nam Pa North
Pha Vat North
Namkok East
Pha Vat
Thengkham South
Namkok West
Vang Ngang
Pha Vat West
Gold Resource
Copper Resource
Gold Prospect
Copper Prospect

Figure 1. Sepon gold and copper operation. Location of pits, resources and prospects.

Sepon

Safety

There was one lost time injury this quarter bringing the LTIFR to 0.72 for the year. This compares favourably with the Australian average for open pit metalliferous mining operations of 4.^

Government of Laos

The purchase of 10% of the Sepon project is expected to take effect in the early part of 2007.

Sepon - Copper

Mining and Production

Mining of ore and waste almost doubled over the quarter to 2.5 million tonnes. This was due to an increased stripping schedule following the wet season and additional mining to source suitable ore feed for the processing plant during the scheduled bi-annual maintenance shut down of the sulphide leach section of the plant.

Throughput for the quarter was slightly lower due to the shut-down but this was offset by good grades and higher recoveries and production for the quarter was 15,862t. Production for the year was also as forecast at 60,803t.

Production in 2007 is forecast to be between 60,000t and 63,000t.

Quarterly Copper Production Statistics
Table 1

	Units	Dec Qtr 2006	12 Months 2006
Ore Mined	t	713,468	2,320,119
Grade	%	2.92%	3.84%
Strip Ratio	w/o	2.6	2.7
Ore Milled	t	291,227	1,230,619
Grade	%	6.05%	5.56%
Recovery	%	90.0%	89.5%
Production (Stripped)	t	15,862	60,803
Cathode Sold	t	17,401	61,154

Costs

Direct cash operating costs were higher due to the scheduled maintenance shut down, higher mining costs due to the greater volume of material mined and increased energy prices.

Direct cash costs in 2007 are expected to be in the order of US65-70c/lb.

Quarterly Copper Costs
Table 2

All USc / lb*	Dec Qtr 2006	12 Months 2006
Direct Cash Costs	76	65
Market Premium	-4	-5
Royalties	13	13
Total Cash Costs	85	73
Depreciation & Amortisation	15	15
Rehabilitation	0	0
Total Production Costs	100	88

* Figures may not always add due to rounding

Sepon Copper Expansion

A second autoclave is to be acquired as one of the key components of a program to incrementally increase copper production capacity. Engineering is well advanced and procurement has commenced. Commissioning is planned to take place in 2008.

Sepon Copper Exploration

A 20,000 metre program of infill drilling to increase resource confidence at the **Thengkham North** copper deposit (Figure 1.) is nearing completion with ore body modelling and mine planning due to commence in the second quarter of 2007.

Oxiana LIMITED

The program has shown the geometry, grade and thickness of the ore envelopes to be broadly in line with those modelled previously.

A number of significant intervals, including **30m at 9.1% Cu, 62m at 6.2% Cu and 27.2m at 12.7%** Cu, confirm the high grade nature of the resource.

Several significant oxide gold results have also been recorded, including **6m at 6.5g/t Au, 18.5m at 1.06g/t Au and 13m at 1.67g/t Au**. The potential for a separate gold resource estimate is being assessed.

A similar infill drilling program to increase resource confidence has recently commenced at **Thengkham South**.

Exploration drilling has also intersected significant shallow copper mineralisation at **Dankoy** prospect, north of the Thengkham resources, with most intersections remaining open in at least one direction. Better results to date include:

Dankoy drilling highlights
Table 3

Hole	From (m)	Interval (m)	Cu (%)
PVT401	9	16	**7.1**
PVT401	27.9	3.1	**3.1**
PVT403	63.6	4.8	**3.2**
PVT404	22	6.4	**6.5**
PVT405	43.5	3.8	**1.9**
PVT415	11.6	19.9	**10.4**

Cu: "intercepts are weighted averages calculated using a 0.5% copper cut-off grade; maximum internal waste is 2 metres".

Further drilling is planned to infill the main mineralised zone, determine the full extent of mineralisation to the east and west and drill an untested area between the Dankoy and Pha Bing prospects where a number of solid copper intervals were reported previously.

Drilling also tested shallow supergene copper targets along an extensive corridor of anomalous soil geochemistry incorporating the **Phabing, Houay Hai** and **Thengkham** areas.

Infrastructure Studies

Construction of the long term tailings storage facility is on schedule with commissioning due at the end of the second quarter 2007.

Sepon - Gold

Mining and Production

Gold production for the year was slightly higher than guidance, at 173,524 oz.

During the quarter, ore mining rates and volumes were steady and the stripping ratio maintained at less than 2:1.

Mill utilisation was higher with a total throughput of 761,314t. Lower ore grades and recoveries saw gold production down at 40,907oz.

Due to a lower mining inventory of oxide ore in 2007, gold production is expected to around 100,000 oz.

A major program on exploration and development drilling for further oxide gold is being undertaken and expected to result in additional resources and reserves. In the short-term, however, the present reserves are planned to be developed at a rate that will enable the phasing in of the planned primary gold output.

Work on the primary gold processing plant feasibility study continues and is anticipated to be the source of increased gold production by 2009.

Quarterly Gold Production Statistics
Table 4

	Units	Dec Qtr 2006	12 mths 2006
Ore mined	t	899,366	2,880,255
Grade	g/t	1.86	2.21
Strip ratio	w/o	1.4	2.6
Ore milled	t	761,314	2,909,247
Gold grade	g/t	2.16	2.25
Silver grade	g/t	11.6	9.31
Gold recovery	%	82.3	83.7
Silver recovery	%	24.6	24.1
Production			
Gold*	oz	40,907	173,524
Silver	oz	61,222	203,547
Gold Sold		53,423	179,810

* Production reported is gold poured.

Quarterly Gold Costs
Table 5

All US$ / oz	Dec Qtr 2006	12 Mths 2006
Operating (1)	302	315
Refining & Transport (2)	5	3
By Product Credit	-22	-14
Royalties	32	25
Total Cash Costs	317	330
Depreciation & Amortisation (3)	134	143
Rehabilitation (4)	10	7
Total Production Costs	461	480

1) All costs incurred by the site, including inventory changes, corporate charges and realised foreign exchange gains/(losses). Exploration and resource drilling expenditures are not included in mine site cash costs.
(2) Revenue from silver at spot price.
(3) Includes amortisation of the pre-production capital, and depreciation of mine operations capital expenditure, which includes exploration, resource drilling and sustaining capital.
(4) Provision for final site reclamation in addition to ongoing rehabilitation.
* Figures may not always add due to rounding

Costs

Gold cash costs were down slightly due to lower mining costs.

The average gold price received for the quarter was US$608/oz.

Gold total cash costs are expected to increase to around US$450 to US$500/oz in 2007 due to lower production and increased industry costs.

Primary Gold

Resource modelling of primary gold resources has commenced for the Discovery, Discovery West and Nalou deposits. This is being advanced in conjunction with mining and metallurgical studies to establish an initial reserve for primary gold.

Pilot plant testwork confirmed pressure oxidation of flotation concentrates as the optimum process solution.


Gossan Hill
Scuddles
Xantho
Hougoumont
2m/34%Zn
3m/19%Zn
4.5m/12.8%Zn
3m/13%Zn
HOLE RHDD083 D1
HOLE RHDD083
51m/6.1%Cu, 1.8%Zn, 1.1g/tAu, 52g/tAg
Incl 23.25m/9.8%Cu, 3.9%Zn, 1.8g/tAu, 81g/tAg
4m/19.5%Zn
HOLE SCO98D1
45.7m/2.4%Cu
6.5m/26.6%Zn
Dacite Intrusion
Zinc in GG6
Copper in GG6
Zinc in Hanging Wall
New drill holes reported in this announcement
Oxide Gold
Oxide Copper
Copper in GG4
Massive Pyrite
Previous drilling
500m

Figure 2. Long section of Golden Grove orebodies, highlighting recent discoveries.

Sepon Gold Exploration

Drilling was completed at the **Houay Yeng** prospect, south of the Thengkham resources, to determine the resource potential associated with recently discovered oxide gold mineralisation. Two small deposits were identified and evaluation of these has commenced. Better results are tabled below.

Houay Yeng drilling results
Table 6

Hole	From (m)	Interval (m)	Au (g/t)
YNG006	103	12	2.8
YNG034	48	22	6.3
YNG034	72	12	3.8
YNG037	50	10	2.5
YNG038	32	9	1.8
YNG041	0	11	1.5
YNG063	25	8	7.0
YNG074	12	10.2	8.5
YNG074	35.2	6.8	3.5

Au: "Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste".

Separate drilling programs commenced at the **Dankoy** prospect to test gold and copper (see copper exploration section) mineralisation identified in the area. A program to deliver an initial gold resource estimate over the main mineralised zone is being progressed with four drills. Ongoing exploration drilling indicates potential for extensions, following further shallow gold intersections, including:

Dankoy drilling results

Table 7

Hole	From (m)	Interval (m)	Au (g/t)
PVT071	27	15	1.62
PVT077	38	7	2.09
PVT082	20	8	2.06
PVT086	106	8	1.82
PVT088	73	6	3.58
PVT400	0	6	5.34
PVT400	7	11	2.77
PVT400	20	4	4.99

Au: "Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste".

Several of the intersections remain open along strike or down dip and many results are pending.

An updated resource estimate was completed for the **Pha Vat North** oxide gold deposit and will be reported with the December 31 2006 group reserve and resource statement in March.

Systematic exploration continues to advance a number of other gold prospects across the Sepon mineral district. Surface exploration at the **Songkham** prospect returned, a number of rock chip samples of more than 1g/t Au (up to 15.6g/t Au) were returned and drilling will test this area shortly.

At **Pha Vat West**, drilling returned numerous narrow intervals grading 1-2 g/t Au associated with silica-pyrite and skarn alteration.

An aircore drill program, aimed at rapidly identifying other prospective areas beneath shallow transported cover, is underway.

Golden Grove

Safety

There were 2 lost time injuries bringing the LTIFR for the year to 3.9 compared to an Australian average for underground metalliferous operations of 8. ^

Mining and Production

Record mine development progress throughout the year provided access to higher grade zinc ore from the Catalpa and Amity orebodies at Gossan Hill during the quarter. This resulted in record mined tonnages at grades of 14% zinc.

Tonnage through the mill and production of zinc concentrate were also at record highs.

Preparation of the Scuddles Mine (Figure 2) for recommencement of mining in mid 2007 is underway.

Record development and fill placement at Gossan Hill during 2006, and certain mill improvements have positioned Golden Grove to be able to produce 140,000 to 150,000t of zinc in concentrate, 12,000 to 15,000 tonnes of copper in concentrate, 50,000 to 55,000oz of contained

gold and 3.0 to 3.5m ounces of contained silver in 2007.

Quarterly Golden Grove Production Statistics

Table 8

	Units	Dec Qtr 2006	12 Months 2006
Mined Zn Ore	t	308,112	993,553
Mined Cu Ore	t	65,210	386,317
Grade Zn	%	14.1%	14.7%
Grade Cu	%	3.4%	3.4%
Milled Zn Ore	t	344,958	1,003,899
Grade Zn	%	14.6%	15.1%
Recovery Zn	%	92.6%	91.4%
Milled Cu Ore	t	31,837	362,641
Grade Cu	%	4.6%	3.9%
Recovery Cu	%	89.3%	88.1%
Zn Concentrate	t	87,287	262,373
Zn Grade	%	53.4%	52.9%
Cu Concentrate	t	5,718	48,716
Cu Grade	%	23.1%	22.2%
HPM Concentrate	t	10,176	32,772
Cu Grade	%	6.4%	7.1%
Pb Grade	%	38.5%	35.5%
Au Grade	g/t	46.5	44.3
Ag Grade	g/t	2,440.7	2,172.5
Contained Metal in Concentrates*			
Zn	t	46,605	138,817
Cu	t	1,319	10,811
Au	oz	15,549	50,198
Ag	oz	1,031,142	3,064,287
Pb	t	3,918	11,634

* Where there are payable terms

Costs

Total cash costs at Golden Grove for the quarter were higher due to reduced copper production resulting in lower by-product credits on a unit cost basis.

Total cash costs for 2007 are expected to be in the US45-50c/lb range.

Golden Grove Quarterly Costs

Table 9

All US¢ / lb*	Dec Qtr 2006	12 Months 2006
Operating	32	36
Realization	39	41
By Product Credits	-29	-40
Royalties	7	6
Total Cash Costs	50	43
Depreciation & Amortisation	9	10
Rehabilitation	0	0
Total Production Costs	59	54

* Costs are per lb of zinc produced. Gold, silver, copper and lead are taken as credits.

^ *Safety Performance Report of the Australian Minerals Industry 2004-2005. Published 4/12/2006.*

Golden Grove Exploration

Following excellent results from exploration below the Xantho deposit in October, exploration beneath the Scuddles deposits intersected further high grade copper and zinc mineralisation (ASX Release 16/01/07). (Figure 2)

Results included **45.7m at 2.4%** copper (from 1629.0m to 1674m and **6.5m at 26.6%** zinc from 1674m to 1681.2m).

These intersections highlight the potential for further additions to mine life and to annual capacity through the mill at Golden Grove.

The successful 2006 exploration program will be expanded in 2007 with a doubling of the exploration budget to $15 million.

Marketing

Copper prices were lower during the quarter with the average LME cash price down 7.8% and ending 2006 at US$2.83/lb. The seasonal drop in copper consumption, coupled with the end of several supply disruptions contributed to lower prices.

Zinc prices were up 25% for the quarter. The global zinc inventory continued to decrease with total LME zinc stocks down 78% over the past 12 months.

Oxiana remains an unhedged producer. The majority of Oxiana's copper and zinc is sold under long-term contracts to consumers in Asia.

Prominent Hill

Mine Development

The development of the Prominent Hill project continued to schedule and budget during the quarter for mining of first ore in early 2008 and production of first commercial concentrates in the third quarter of 2008.



Pre-stripping of the Prominent Hill open-pit has reached 20 metres depth. The project remains on schedule for production of first commercial concentrates in Q3 2008.

Pre-stripping of the Prominent Hill open pit continues to ramp-up over the quarter and was operating to plan by the end of the quarter. The depth of the pit is now approximately 20 metres and stockpiling of material for tailings storage facility construction has commenced.

Thiess, the mining contractor, has mobilised three large capacity Liebherr tonne excavators and 14 Caterpillar 993 trucks to site and completed construction of its maintenance infrastructure.

Process Plant and Infrastructure Development

Detailed engineering and design is progressing to schedule.

In addition to the crusher and mills already ordered, orders were placed for the regrind mill, concentrate filter and water treatment plant. Contracts were also awarded for construction of the airstrip and site roads.

Oxiana LIMITED

A contract to build the 170km 132kv power line was awarded to ETSA.

Prominent Hill and Regional Exploration

During the quarter, drilling beneath the Prominent Hill resource aimed at significantly expanding the size of the Prominent Hill deposit, intersected high grade copper and gold mineralisation (ASX release 16/01/07). (Figure 3)

Better results from the first two holes of the program returned thick intervals of high tenor copper-gold and gold-only mineralisation, 400-500 metres beneath the current resource. Better intervals from the mineralised hematite breccias include:

Table 10

Depth from (m)	Mineralised interval (m)*	Cu grade (%)**	Au grade (g/t)
793	20	-	1.0
818	36	-	1.0
900	32	-	1.0
957	11	-	1.5
968	12	0.81	0.61
980	7	-	1.9
992	**28**	**2.1**	**0.56**
1027	**17**	**1.8**	**0.62**
1044	93	-	0.67
1181	32	-	1.2
1386	**135**	**1.5**	**1.0**
1521	11	-	3.1
756	21	0.63	0.58
787	42	-	2.2
853	19	-	0.75
1059	**62**	**1.4**	**0.75**
1124	7	-	1.8
1242	11	-	1.6
1302	46	-	1.0
1372	42	0.58	0.10

*True mineralised widths are approximately 0.6 times down hole interval. **Sampling and assaying protocols for Prominent Hill are included in the Prominent Hill Resource Statement for 30 June 2006. Refer Oxiana website.

Mineralisation remains open at depth and drilling is continuing with four rigs. Subsequent wedge holes have also intersected several thick zones of hematite breccia down to similar depths and results are awaited. Studies into the potential for, and timing of, future underground mining have commenced.

Results for three regional drill holes at the Caliban prospect, SE of Prominent Hill, returned copper and gold mineralisation and follow-up will be undertaken. Work is continuing to delineate further drill targets in the area for testing as part of the major resource expansion program underway at Prominent Hill.



S
N
Oxidised Bulldog Shale
Fresh Bulldog Shale
Cadna-owie Sandstone
Diamictite
Gawler Range Volcanics
Shale
Dolomite
Skarn / granitoid
Sedimentary haematite crackle breccia
Hangingwall Fault Zone
BD1. Haematite breccia
Prominent Hill Shear Zone, Haematite breccia
Dolerite dyke
Au intercepts in ppm
Cu-Au intercepts in %,g/t
Looking West

Figure 3. Prominent Hill resource expansion drilling identifies mineralisation at least twice as far as previously outlined

Regional Exploration

Australia

Minotaur Alliance

Under the Minotaur – Oxiana generative alliance JV, geophysical surveys continued to advance a number of targets for drill testing in the Mt Isa block, Queensland and Gawler Craton, South Australia.

At the **Nakaru Project**, 40 km north of Cloncurry, Queensland, Oxiana is sole funding Minotaur's earn-in expenditure under Minotaur's Joint Venture with BHP Billiton. The results from three diamond drill holes testing a broad EM anomaly have intersected strong sulphide veining and alteration which have returned anomalous copper. In particular, drillhole MN07 recorded 56 metres @ 0.10% copper and 0.03 g/t gold from 186m downhole. This mineralisation correlates with a significant EM anomaly which has only partially been tested and is open to the west and north. Further follow up drilling is being planned.

On the **Bulgunnia** Project area, 40 km north east of Tarcoola, South Australia assay results from drilling at the No 17 Bore target returned 44m at 0.21% copper and 0.53% zinc from 16 metres downhole in drillhole TA06R020. This drillhole is on the eastern margin of a one kilometre long magnetic body and further drill testing of this feature is planned.

Queensland

Woolgar (Strategic Minerals Corp JV - Oxiana earning up to 70%)

The initial drill program at Woolgar has been completed. RC drilling to test positions along the Sandy Creek epithermal system returned a number of encouraging results up to 50m below the level of previous drilling. Diamond drilling to test for down-dip and strike extensions to the high grade shoots intersected epithermal veins and breccias in hanging wall positions.

Results for one diamond hole (LWD0025) have been received, with the remainder pending.

Table 11

Hole	From (m)	Interval (m)	Au (g/t)
LWRC0249	140	7	5.0
Including	141	3	10.3
LWRC0251	88	8	1.3
LWD0025	149.6	9.4	5.2

Scout drilling at new prospects defined by surface geochemical sampling, **Hit or Miss** and **Union,** intersected extensive alteration and veining. Best results include:

Table 12.

Hole	From (m)	Interval (m)	Au (g/t)
URC0001	31	2	6.1
URC0003	52	1	4.4
URC0004	79	7	1.4

Further south, four wide-spaced holes confirmed the continuation of the Woolgar Fault zone to be a prospective target, returning several narrow, low grade intervals including 2m at 2.54g/t Au, associated with broad intervals of intense silica-sericite alteration and veining.

Results from a recent geophysical (IP) survey are being integrated with existing data from the main Sandy Creek epithermal system, which will assist drill planning for the next program.

Warroo (Queensland Gold and Minerals JV - Oxiana earning up to 80%)

In SE Queensland, surface exploration has highlighted a coincident rock chip and soil gold geochemical anomaly (rock chips up to 30.8g/t Au) to the SW of the historic Warroo mine. Geophysical (IP and resistivity) surveying to better define the extent of the alteration system is underway. Drilling will follow the completion of this survey.

Laos

Regional reconnaissance stream sediment / rock chip sampling and mapping programs were conducted in two areas of north-western Laos under the JV with AngloGold Ashanti.

A technical review of the Truongson fold belt, which hosts the Sepon and Phu Bia copper-gold deposits, identified a number of analogous areas. Systematic exploration of the highest priority areas has commenced.

Thailand

Thai Goldfields Joint Venture (Oxiana 50%, earning 75%)

Diamond and RC drilling programs commenced at **LD** prospect in the Chatree area, testing for extensions to the previously identified epithermal vein system. Several holes encountered intervals of stock work quartz veining and results are pending. Drilling is continuing on this prospect and an aircore program has commenced across the southern part of the tenement to delineate additional target areas.

Drilling at the **Wang Yai** prospect is expected to commence during the current quarter.

China

Rexing JV (Oxiana earning up to 80%)

The initial drilling program testing a series of geological, geochemical and geophysical base metal targets at the **Laoxuzhai** project in southern Yunnan Province was completed.

The program identified potential for the discovery of VHMS base metals deposit. Most recent holes successfully intersected the identified prospective VHMS horizon over a broad area with better results to date including 4m at 4.7% Zn and 0.6% Cu, 4.2m at 1.2% Zn and 2.2m at 2.6% Zn.

Further drilling of several anomalies is scheduled for early 2007. Surface exploration is continuing.

Yunnan Jin Long Minerals Joint Venture – (Oxiana earning up to 85%)

Following an evaluation of the drilling results for the Tangshan gold project in south-eastern Yunnan, no further work is recommended.

Sichuan Yangtze Minerals Joint Venture (Oxiana earning up to 85%)

Final rock chip assay results from recent sampling in Sichuan highlight several gold anomalies for follow up. Base metal results are awaited.

A number of additional joint venture opportunities and exploration initiatives are being progressed to expand Oxiana's exploration and development interests in China.

Cambodia

Shin Ha JV (Oxiana earning 80%)

Results from the fourth drill hole at **Okvau** testing an intrusion-related gold target returned several high grade intersections including:

Table 13

Hole	From (m)	Interval (m)	Grade (g/t)
DD06OKV004	35	6	5.7
DD06OKV004	45	4	10.4
DD06OKV004	101	33	9.9

Drilling has intersected significant gold mineralisation over 400 metres of strike to date and continues testing the interpreted extension of the main structural zone.

Concurrent surface mapping, geochemical sampling and geophysics continue to highlight additional targets and advance geological understanding of the area.

A country-wide geological review covering more than 20 separate areas was completed with several priority gold and base metal targets identified. Field assessment is well advanced.

Indonesia

Kalimantan Gold JV (Oxiana earning 66.67%)

Full documentation for the Kalimantan Gold JV was completed. Data compilation is well advanced and a systematic technical review to assist drill targeting of the various porphyry copper-gold targets is ongoing. Drilling is scheduled to commence in the first quarter of 2007.

New Project Generation

New project generation activities continued on various fronts in Asia and Australia. Generative efforts across Indochina-China continue to highlight the prospectivity of new areas that have been subjected to limited, or no, previous exploration. Several project reviews and joint venture offers were assessed in both regions and some of these opportunities are being further progressed with detailed technical review and field assessment.

Corporate

Acquisition of Agincourt Resources Limited

On the 29th of January Oxiana reached agreement with the Directors of Agincourt Resources Limited for a friendly takeover of Agincourt by Oxiana.

The takeover offer has been recommended unanimously by the Agincourt Board. The offer is for 0.65 shares in Oxiana for each Agincourt share. This values Agincourt at A$415 million, a 34% premium to the closing price of $1.44 on 24th January 2007.

It is expected that the Bidders Statement and Target Statement will be delivered to Agincourt Shareholders by the 28th of February 2006.

The takeover represents significant value for Oxiana Shareholders by increasing gold resources to around 16 million ounces (including silver as gold equivalent ounces) through the Martabe project in Indonesia. Also included is the Wiluna Gold Operation in Western Australia which currently produces around 110,000oz per annum and has resources of 1 million ounces. Agincourt also holds 57% of Nova Energy Limited (ASX:NEL), a Uranium explorer and project developer in Western Australia. Oxiana is confident that the acquisition of Agincourt will add significant future value to shareholders.

Performance Rights Plan

Oxiana has approved a grant of 1,304,300 Rights to employees under its Performance Rights Plan. If all performance conditions are met this will result in all rights being allocated to employees in 12 months time.

Oxiana LIMITED

Awards

The Sepon Operation was named the "Mining Operation of the Year" at the Mines and Money Conference in London in November. Sepon competed with a number of large scale international operations for this award, which is a testament to the strong production, environmental and social performance of the mine.

Oxiana also won the Best Company Investor Relations for the MidCap50 group of companies and Richard Hedstrom, Oxiana's Investor Relation's Manager, was awarded Best Investor Relations Manager for the MidCap50 by the Australasian Investor Relations Association (AIRA).

Oxiana was second for Overall Best Company Investor Relations in the ASX 200, behind ANZ Bank.

Annual General Meeting

Oxiana's 2007 Annual General Meeting

Date:	Wednesday 2nd May 2007
Venue:	RACV Club Level 17, 501 Bourke Street Melbourne, Vic 3000
Time:	9.00am Registration 10.00am AGM commences

Financial Results

Oxiana's full year financial results will be released to the market on February 22nd 2007.

Share Registry

On the 15th of December 2006 Oxiana's share registry changed to Link Market Services Limited.

Share Registry

Link Market Services
Level 9, 333 Collins Street
MELBOURNE VIC 3000

Telephone:
Australia: 1300 55 44 74
International: +61 2 8280 7111
Facsimile: (02) 9287 0303
Email: registrars@linkmarketservices.com.au

Corporate Information

Board Members

Barry Cusack	Chairman
Owen Hegarty	Managing Director
Ronald Beevor	Non Executive Director
Peter Cassidy	Non Executive Director
Michael Eager	Non Executive Director
Brian Jamieson	Non Executive Director

Senior Management

Owen Hegarty	Managing Director
Peter Albert	EGM Asia
David Forsyth	Company Secretary
Peter Lester	EGM Corporate Development
Antony Manini	EGM Exploration & Resources
Stephen Mullen	GM Human Resources
John Nitschke	EGM Australia
Jeff Sells	Chief Financial Officer

Issued Share Capital

At January 25, 2007

Ordinary shares 1,384,777,602
Unlisted options 25,100,000
Convertible bond (2012) US$105,000,000

Share Price Activity for the December Quarter

High $3.53
Low $2.81
Last $2.96 (25 January 2006)
Average daily volume 10.184 million shares

Registered & Principal Office

Oxiana Limited
ABN 40 005 482 824

Level 9, 31 Queen Street

Melbourne, Victoria, Australia 3000

Tel: +61 (0)3 8623 2200

Fax: +61 (0)3 8623 2222

Email: admin@oxiana.com.au

Website: www.oxiana.com.au

Investor enquires contact: Richard Hedstrom
Media enquiries contact: Natalie Worley

Within this statement references to Resources and exploration results have been approved for release by Mr A. Manini BSc(Hons), FAusIMM who is a Competent Person as defined by the JORC Code (2005). He has consented to the inclusion of the material in the form and context in which

AGINCOURT
RESOURCES LIMITED

Date of Issue: 29 January 2007

AGINCOURT RECOMMENDS TAKEOVER OFFER TO SHAREHOLDERS

Agincourt Resources Limited (**Agincourt**) advises that it has received a takeover offer from Oxiana Limited (ASX: OXR)(**Oxiana**). A copy of Oxiana's ASX release and the terms of the offer are attached.

Under the terms of the takeover offer, Agincourt shareholders will be offered 0.65 ordinary fully paid Oxiana shares for every Agincourt share held which equates to $1.92 per Agincourt share based on the Oxiana closing price on 25 January 2007.

The offer reflects a premium of approximately 39% to the volume weighted average price for Agincourt shares in the 30 trading days prior to this announcement.

After careful consideration, the Board of Directors of Agincourt have unanimously resolved to recommend the offer to shareholders and have advised they intend to accept the offer with respect to their own shareholdings, in both cases subject to the absence of a superior offer. The Agincourt Board believe that the strength of Oxiana's balance sheet and cash flows together with their experience in South East Asia and in project development will be beneficial to the development of the Martabe gold project in Indonesia.

Agincourt has agreed to remove the voluntary escrow over Newmont's 19.9% Agincourt holding so as to allow Newmont and Oxiana to enter into the option agreement announced by Oxiana today.

Details regarding the offer process will be released to shareholders in due course. Agincourt's formal response to the offer will be contained in its Target's Statement which will be separately provided to shareholders.

Agincourt is being advised by Azure Capital and Freehills on this offer.

For further information, contact:

PETER BOWLER
Managing Director

Tel: +618 9216 5800
Fax: +618 9216 5888
Mob: +61 (0) 427 773 121
Email: peter.bowler@agincourtresources.com.au

GREG BARRETT
Company Secretary

Tel: +618 9216 5800
Fax: +618 9216 5888
Mob: +61 (0) 403 581 588
Email: greg.barrett@agincourtresources.com.au


1.HIGHLIGHTS
2.MARKETS
3.SEPON GOLD AND COPPER
4.GOLDEN GROVE
5.PROMINENT HILL
6.EXPLORATION
7.GROWTH PROFILE
8.AGC BID
FOURTH QUARTER REPORT 2006
Oxiana
LIMITED

Highlights

Production on target at all operations.

Drilling at Prominent Hill doubles known extent of mineralisation.

New copper-zinc-gold-silver discovery at Golden Grove.

Sepon "Operation of the Year"

Oxiana makes recommended take-over bid for Agincourt Resources Ltd.



Financial Results out 22 February 07.

Markets remain strong

Gold

- Currency and commodity
- Fundamentals remain



Gold Spot Price
US$/oz
750
700
650
600
550
500
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07

Zinc

- Zinc stocks continue to fall
- Positive demand outlook



LME Zinc Spot Price
USc/lb
2.25
2.00
1.75
1.50
1.25
1.00
0.75
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07

Copper

- Seasonal lull
- Demand set to resume



LME Copper Spot Price
USc/lb
4.50
4.00
3.50
3.00
2.50
2.00
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07

Oxiana

- Strong performance
- Strong performer



Oxiana Ltd Share Price - 2006 to YTD 2007
A$
4.2
3.7
3.2
2.7
2.2
1.7
1.2
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07

Sepon – production and costs

Sepon Gold

- December quarter 40,907oz
- Production of 173,524oz for 06
- Total cash cost US$317/oz, US$330 for 06
- 2007 transition year, forecast around 100,000oz
- 2007 total cash costs US450-US$500/oz


60,000
50,000
40,000
30,000
20,000
10,000
0
ounces
2005 Q1
2005 Q2
2005 Q3
2005 Q4
2006 Q1
2006 Q2
2006 Q3
2006 Q4


WINNER
Mining operation of the year

Sepon Copper

- First full operating year
- 60,803t for 2006
- Direct cash cost US76c/lb, US65c/lb for 06
- 60,000-63,000t for 2007
- 2007 Direct cash costs US65-70c/lb


18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
tonnes
2005 Q1
2005 Q2
2005 Q3
2005 Q4
2006 Q1
2006 Q2
2006 Q3
2006 Q4

Thengkham Area – new oxide gold and copper zones



16m @ 7.1% Cu
Dankoy
19.9m @ 10.4% Cu
1,875,000mN
6m @ 5.3g/t Au, 11m @ 2.8g/t Au
Pha Bing
THENGKHAM NORTH
62m @ 6.2% Cu
30m @ 9.1% Cu
PHA VAT NORTH
1,874,000mN
THENGKHAM SOUTH
Pha Vat West
27.2m @ 12.7% Cu
PHA VAT
Thengkham South West
1,873,000mN
KEY
62m @ 6.2% Cu
Results received this quarter
1,872,000mN
10.2m @ 8.5g/t Au
1,000m
22m @ 6.3g/t Au (from 48m)
12m @ 3.8g/t Au (from 72m)
HOUAY YENG
594,000mE
595,000mE
596,000mE
597,000mE
598,000mE
599,000mE
600,00
601,000mE

Gold
- More good oxide gold mineralisation at Houay Yeng

Copper
- Mineralisation extended to north of Thengkham North
- Outstanding results continue

Golden Grove - production and costs

December Quarter
- 46,605t zinc
- 1,319t copper
- 15,549oz gold
- 1,031,142oz silver
- Total cash cost US50c/lb

Full Year 2006
- 138,817t Zinc
- 5,182t Copper
- 7,587oz Gold
- 535,946oz Silver
- Total cash cost US43c/lb
- Records broken

2007
- Mine set up for strong 07
- 140,000t - 150,000t zinc
- 12,000 – 15,000t copper
- 50,000 – 55,000oz gold
- 3,000,000 – 3,500,000 oz silver
- Total cash costs US45-50c/lb



50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Tonnes
2005 Q1
2005 Q2
2005 Q3
2005 Q4
2006 Q1
2006 Q2
2006 Q3
2006 Q4
Zinc
Copper

Second discovery at Golden Grove

Scuddles to reopen in mid 2007 | **New discovery 400m beneath Scuddles**



Gossan Hill
Scuddles
10000 mRL
9000 mRL
8000 mRL
Amity
Hougoumont
Gambewarra
Catalpa
Ethel
Xantho
2m/34%Zn
3m/19%Zn
4.5m/12.8%Zn
3m/13%Zn
HOLE RHDD083 D1
HOLE RHDD083
51m/6.1%Cu, 1.8%Zn, 1.1g/tAu, 52g/tAg
Incl 23.25m/9.8%Cu, 3.9%Zn, 1.8g/tAu, 81g/tAg
4m/19.5%Zn
HOLE SCO98D1
45.7m/2.4%Cu
6.5m/26.6%Zn
Dacite Intrusion
Oxide Gold
Zinc in GG6
Zinc in Hanging Wall
Oxide Copper
Copper in GG6
Copper in GG4
Massive Pyrite
New drill holes reported in this announcement
Previous drilling
500m

Prominent Hill – full steam ahead

- **Pre-strip to 20 metres**
- **Engineering design:**
  - selection of process equipment
  - bulk earthworks design
  - tailings dam design
  - permanent accommodation village design
- **Major exploration success:**
  - Mineralisation extends at least twice as far as previously known
  - Wide intersections
  - Underground mining investigations
- **Remains on time and budget**


18

Prominent Hill Resource Expansion Drilling – Section 5450E Looking West


S
N
RL (m)
1600mN
1800mN
2000mN
2200mN
2400mN
2600mN
PH06D276
PH05R141
PH04R104
PH05R143
PH05D108
PH05D176
PH05R170
PH05D174
10 yr Pit outline
10 yr Pit outline at 5800E
10000
9800
9600
9400
9200
9000
20m@0.98
36m@1.0
32m@1.0
11m@1.5
12m@0.81, 0.61
7m@1.9
28m@2.1,0.56
17m@1.8,0.62
93m@0.67
32m@1.2
135m@1.5, 1.0
11m@3.1
PHSZ
Dolomite
Oxidised Bulldog Shale
Fresh Bulldog Shale
Cadna-owie Sandstone
Diamictite
Gawler Range Volcanics
Shale
Dolomite
Skarn / granitoid
Sedimentary haematite crackle breccia
Hangingwall Fault Zone
BD1. Haematite breccia
Prominent Hill Shear Zone, Haematite breccia
Dolerite dyke
11m@3.1 Au intercepts in ppm
135m @ 1.5, 1.0 Cu-Au intercepts in %,g/t

Exploration success in 2006, increased budget for 2007

Project	Number prospects tested	Metres drilled
Golden Grove	4	18,700
Prominent Hill (excl BFS)	8	15,000
Regional	18	15,000
China	2	9,900
Sepon	22	120,300
Thailand	3	11,350
Cambodia	1	1,750
TOTAL	**58**	**192,000**

- **Exploration a core activity**
- **2006 highly successful**
- **Increased budget in 2007**
- **Increased group capacity**
- **Focused target styles**
- **Drilling biased**
- **Excellent potential for value adding**


Global
25%
Laos - Sepon
22%
Laos - Regional
Laos
4%
Cambodia
6%
Thailand
6%
China
9%
Indonesia
10%
Australia
18%
$36 million

2007 Regional Exploration Budget by Country


Sepon Primary Gold
23%
Prominent Hill
14%
Golden Grove
37%
Sepon Gold Oxide
13%
Sepon Copper
13%
Total $38 million

2007 Resource Development Budget by Project


Other
3%
Zinc
19%
Copper
32%
Gold
46%

2007 Exploration Budget by Commodity

Development projects and organic growth profile

Prominent Hill
- Main project – on target
- Prominent Hill Extended – larger, longer operation

Sepon gold expansion
- Primary gold route selected – flotation - pressure ox
- First production targeted 2009

Sepon copper expansion
- Second autoclave approved
- Incremental expansions/debottlenecking
- Margin improvement to follow

Golden Grove incremental improvements
- Scuddles re-opening
- Improved operating performance
- Open pit studies on oxide copper and gold
- Additions to mine life through exploration

M&A
- Exploration and early stage opportunities
- Value adding acquisitions eg Agincourt



Proposal to Acquire Agincourt Resources Ltd

- **Acquisition of Agincourt Resources provides Oxiana high value assets :**
  - Martabe 6 Moz Gold and 60 Moz Silver project in Indonesia
  - 57% of Nova Energy Limited (ASX:NEL), an ASX listed Uranium company
  - Plus exposure to the Wiluna field for gold and nickel
- **The offer will take the form of:**
  - 100% Scrip Takeover Offer for all Outstanding Shares of Agincourt
  - On a friendly and recommended basis
  - Pre-bid agreement for 19.9% of AGC from Newmont
  - 90% initial acceptance condition
- **Milestones to Date:**
  - Completed due diligence
  - Offer endorsed by OXR Board
  - Offer accepted by AGC Board

Agincourt Assets


MARTABE - INDONESIA
WILUNA
NOVA ENERGY
Uranium 57%
Operation
Project
Exploration
1000 Kilometres
Tropicana East
Victoria

Acquisition Opportunity – Strategic Rationale

- Agincourt's assets are a logical fit
- Strengthens Oxiana's unrivalled pipeline of long-life projects in Asia
- Provides control of Nova Energy (ASX:NEL) and enhances Oxiana's investment in Uranium
- Enhances asset diversification by geography and commodity


Logical Fit
Acquisition time is right
Value Add
Low Risk Transaction Structure

- Value Add Acquisition for Oxiana shareholders:
  - Doubles Oxiana's Gold Resource, adding 7.9Moz Gold equivalent[1]
  - Martabe contributes to production in 2009
  - Provides pipeline for future resource additions at Martabe
  - Wiluna asset is a key component to the timely development of Nova's Lake Way project

- Prior to Martabe BFS:
  - Opportunity to improve existing project value (resource additions & mine life)
  - Allows for most economic project to be developed
- Prior to Martabe Finance:
  - Unhedged
  - No finance costs or restrictions

- Transaction Implementation Agreement:
  - Break Fee
  - Pre-emptive rights
- Pre-bid certainty:
  - 20% pre-bid & 10% from directors
  - 90% initial acceptance condition

1 Based upon Gold = US$648.90/oz and Silver = US$13.26/oz Source : Bloomberg 24/1/07

Martabe - Location


MEDAN
TEBING TINGGI
Tanah Karo
PEMATANG SIANTAR
Lake Toba
PARAPAT
Dairi
Samosir Island
Tapanuli Utara
Rantau Parapat
TARUTUNG
Tapanuli Selatan
Tapanuli Tengah
PADANGSIDEMPUAN
Mandailing Natal
Nias Island
INDIAN OCEAN
KOTANOPAN
NATAL
MALAYSIA
INDONESIA
JAKARTA
MARTABE
Contract of Work
Creek
Sumatera Road
Road to Medan
Martabe Project
SIBOLGA
CONTRACT OF WORK

- $2563km^2$ under a 6th Generation COW
- COW Granted in April 1997
- Readily accessible from the local town and the trans - Sumatran highway.

Power of the Combination - High Value Addition to OXR's Gold & Silver Resource

OXR Resource (Post Acquisition):

RESOURCES* (contained metal)	Gold Moz	Silver Moz	Copper Mt	Zinc Mt
Sepon	3.9	43.1	1.9	
Prominent Hill	2.6	12.4	1.5	
Golden Grove	0.6	29.1	0.3	0.9
Total Oxiana	**7.1**	**84.6**	**3.7**	**0.9**
Martabe	5.8	60.0		
Wiluna	0.9	-		
Total Agincourt	**6.7**	**60.0**		
Total Combination	**13.8**	**144.6**	**3.7**	**0.9**

Martabe has significant in ground value ($A 5.1B[1])

Great potential to add to the existing Martabe resource base, plus imminent conversion to reserves expected

***Oxiana Resources as at December 31 2005, less depletion**

1 Based upon Gold = US$648.90/oz and Silver = US$13.26/oz Source : Bloomberg 24/1/07

2006 a stand out, 2007 the best is yet to come

2006

- Operations performed well
- Golden Grove well integrated
- Prominent Hill approved and on schedule
- Exploration success at Sepon, Golden Grove, Prominent Hill
- M&A opportunities assessed
  - Toro floated
  - Philippine assets sold into Royalco
  - Cyprus assets sold into EMED



2007

- Challenging but achievable targets
- Steady production from GG and Sepon Copper
- Operations – margin improvement programs
- Development projects – powerful pipeline
- Exploration - significant effort
- Business development opportunities

END